EXHIBIT 10.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among
INSIGHT ENTERPRISES, INC.,
INSIGHT NETWORKING SERVICES, LLC,
and
CALENCE, LLC
January 24, 2008

-i-

(CONT.)

-ii-

(CONT.)

-iii-

(CONT.)

Page
10.45. Transfer Taxes	48
10.46. Used	48
10.47. WARN Act	48
10.48. Working Capital Assets	48
10.49. Working Capital Liabilities	48
10.50. Other Defined Terms	49

-iv-

LIST OF SCHEDULES

Schedule 1.10(a)	Working Capital Assets and Liabilities Methodology
Schedule 1.12(a)	E-Rate Program Events
Schedule 1.13	Change of Control Agreements
Schedule 2.1	Qualifications as Foreign Limited Liability Company
Schedule 2.3	Capitalization
Schedule 2.4	Noncontravention
Schedule 2.6(a)	Employee Arrangements
Schedule 2.6(i)	Retirement/Termination Benefits
Schedule 2.6(j)	Benefit Plan Liabilities
Schedule 2.6(k)	Benefit Plan Claims
Schedule 2.7(a)	Financial Statements
Schedule 2.7(b)	Liabilities
Schedule 2.7(c)	Accounts Receivable
Schedule 2.7(d)	Inventory Condition
Schedule 2.7(e)	Encumbrances
Schedule 2.9	Indebtedness
Schedule 2.10(a)	Certain Changes
Schedule 2.10(b)	Certain Actions Since January 31, 2007
Schedule 2.10(c)	Certain Actions Since the Date of the Most Recent Balance Sheet
Schedule 2.11	Compliance with Law
Schedule 2.12	Litigation
Schedule 2.13(b)	Leased Premises
Schedule 2.13(c)	Title, Access, Condemnation
Schedule 2.14(a)	Material Contracts
Schedule 2.14(b)	Notices of Modification and Termination
Schedule 2.14(c)	Validity of and Compliance with Material Contracts
Schedule 2.15	Insurance
Schedule 2.16(b)	Intellectual Property Ownership
Schedule 2.16(d)	Company Registered Intellectual Property Rights
Schedule 2.16(e)	Listed Intellectual Property Rights
Schedule 2.16(f)	Intellectual Property Infringement
Schedule 2.16(g)	Conveyance of Intellectual Property
Schedule 2.17	Tangible Assets Condition
Schedule 2.18(a)	Permits
Schedule 2.18(b)	Environmental Claims
Schedule 2.18(c)	Storage of Hazardous Materials
Schedule 2.18(d)	Noncompliance with Environmental Laws
Schedule 2.19	Banks, Accounts, and Authorized Signatories
Schedule 2.20	Suppliers and Customers
Schedule 2.21	Affiliate Transactions
Schedule 2.22	Taxes
Schedule 2.23	Labor and Employment Matters
Schedule 2.24	Company Broker’s Fees
Schedule 3.3	Buyer Defaults or Consents
Schedule 3.5	Buyer/Acquisition Sub Broker’s Fees
Schedule 4.2	Pre-Closing Employees
Schedule 4.4	E-Rate Program Notices
Schedule 5.1(c)	Consents
Schedule 5.3(d)	Contract Terminations

-v-

Schedule 5.3(g)	Buyer Noncompetition Agreements
Schedule 5.3(h)	Company Third-Party Consents
Schedule 5.3(o)	Assigned Contracts
Schedule 7.1(e)	Buyer Termination Events
Schedule 10.14	E-Rate Excluded Customers

-vi-

LIST OF EXHIBITS

-vii-

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of January 24, 2008, by and among (i) Insight Enterprises, Inc., a Delaware corporation (“Buyer”), (ii) Insight Networking Services, LLC, a Delaware limited liability company (“Acquisition Sub”), and (iii) Calence, LLC, a Delaware limited liability company (the “Company”).
Recitals
A. The form, terms and provisions of this Agreement, pursuant to which, among other things, Acquisition Sub will merge (the “Merger”) with and into the Company with the Company surviving the Merger, have been approved by the Board of Directors of Buyer, by the Manager of Acquisition Sub, and by the Board of Managers of the Company.
B. The Board of Directors of the Class A Member of the Company has approved the Merger in accordance with the Second Amended and Restated Operating Agreement of the Company (the “Company Operating Agreement”).
C. Certain shareholders of the Class A Member of the Company (whose shares in the aggregate constitute a majority of the outstanding voting power of the Class A Member) have agreed to vote in favor of the transactions contemplated by this Agreement.
D. Certain capitalized terms used in this Agreement are defined in Article X. Unless the context requires otherwise, the term “Parties” as used in this Agreement refers to the parties listed in the Preamble.
Agreement
     NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, the parties agree as follows:
ARTICLE I — THE MERGER
     1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware Limited Liability Company Act (the “LLC Law”), Acquisition Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate existence of Acquisition Sub shall cease and the Company shall continue as the surviving company (the “Surviving Company”) and shall succeed to and assume all the rights and obligations of Acquisition Sub in accordance with the LLC Law.
     1.2. Closing. Unless this Agreement is earlier terminated under Section 7.1, and subject to satisfaction or, to the extent permitted by law, waiver of the conditions stated in Article V of this Agreement, the closing of the Merger (the “Closing”) shall be held at 10:00 a.m., Phoenix time, on March 1, 2008, or, if the conditions set forth in Article V have not been satisfied or, to the extent permitted by law, waived on such date, on April 1, 2008 or, if the conditions set forth in Article V have not been satisfied or, to the extent permitted by law, waived on such date, on such later date occurring on the fifth Business Day after all such conditions shall have been satisfied or, to the extent permitted by law, waived, at the offices of Greenberg Traurig, LLP, at 2375 East Camelback Road, Suite 700, Phoenix, Arizona 85016, or at any other location or on any other date mutually agreed upon by Buyer and the Company. The date upon which the Closing occurs is hereinafter referred to as the “Closing Date.”

     1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware. The Merger shall become effective at such time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such other time as Acquisition Sub and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).
     1.4. Effects of the Merger. The Merger shall have the effects set forth in the LLC Law.
     1.5. Certificate of Formation and Limited Liability Company Agreement.
          (a) The Certificate of Formation of Acquisition Sub as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company until thereafter changed or amended as provided therein or by applicable law; provided that Article I thereof shall be amended to provide that the name of the Surviving Company is “Calence, LLC.”
          (b) The limited liability company agreement of Acquisition Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Company until thereafter changed or amended as provided therein or by applicable law.
     1.6. Manager. The manager of Acquisition Sub immediately prior to the Effective Time shall be the manager of the Surviving Company until the earlier of its resignation or removal or until its respective successor is duly elected and qualified, as the case may be.
     1.7. Officers. The officers of Acquisition Sub immediately prior to the Effective Time and such other persons, if any, as Buyer shall designate shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
     1.8. Effect on Company Interests. By virtue of the Merger and without any action on the part of Buyer, the Company or Acquisition Sub:
          (a) As of the Effective Time, the entire outstanding membership interests of Acquisition Sub shall be converted into and become the entire outstanding membership interests of the Surviving Company;
          (b) As of the Effective Time, each membership interest in the Company issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be automatically converted into the right to receive an amount equal to (i) a Basic Fractional Interest of the Member Cash Payment, without interest, (ii) a Basic Fractional Interest in the Escrow Fund, and (iii) a Basic Fractional Interest of the Earn-Out Payments, if any (items (i), (ii), and (iii) collectively constitute the “Merger Consideration”). Schedule 2.3 attached hereto sets forth each of the Members and the number of membership interests held by each such Member; and
          (c) All outstanding and unexpired options granted under the Company’s Class C Unit Option Plan (regardless of whether or not such options have vested) (the “Options”), shall be cancelled immediately prior to the Effective Time and each holder of a cancelled Option (an “Option Holder”) shall be entitled to receive, in consideration for the cancellation of such Option, an amount in cash (the “Option Cash Payment”) equal to the product of (i) the number of Units previously subject to such Option and (ii) the excess, if any, of a Fully Diluted Fractional Interest of the Aggregate Proceeds over the exercise price per Unit previously subject to such Option (such payment to be net of any required tax withholdings and other amounts required by law to be withheld with respect to such Option), payable to such holder as soon as administratively feasible following the Closing in accordance with the procedures set forth in Section 1.9 hereof, without interest thereon. If the exercise price of any Option equals or exceeds a Fully Diluted Fractional Interest of the Aggregate Proceeds, the Option Cash Payment therefor shall be zero.
     1.9. Payment of Merger Consideration.
          (a) Paying Agent. The Company shall designate a bank or trust company reasonably acceptable to Buyer to act as paying agent in the Merger (the “Paying Agent”), pursuant to an agreement containing terms and provisions reasonably acceptable to Buyer that requires the Paying Agent to comply with the procedures set forth in this Section 1.9, and on the Closing Date, Buyer shall make available, or cause the Surviving Company to make available, to the Paying Agent funds in amounts necessary for the payment of the aggregate Member Cash Payment and the aggregate Option Cash Payment.
          (b) Letter of Transmittal. As of or promptly after the Effective Time, the Paying Agent will mail to each holder of record of a certificate representing membership interests in the Company (each, a “Certificate”) at the Effective Time as reflected on the Closing Date Capitalization Schedule (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which letter shall be in such form and have such other provisions as Buyer shall reasonably specify (including, without limitation, provisions for the delivery of certificates of non-foreign status and representations and warranties regarding title and ownership), and (ii) instructions for surrendering the Certificates. As of or promptly after the Effective Time, the Paying Agent will mail (to the extent not previously received from an Option Holder) to each Option Holder as reflected on the Option Schedule a letter of transmittal in such form and with such provisions as Buyer shall reasonably specify (including, without limitation, waivers regarding rights under the Company’s Class C Unit Option Plan and Options issued thereunder).
          (c) Surrender of Certificates. Upon surrender of a Certificate for cancellation to the Paying Agent by the holder of record of such Certificate and delivery of a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent by the record holder of such Certificate or an Option Holder (including, if applicable, duly executed certificates of non-foreign status), the holder of such Certificate and such Option Holder shall be entitled to receive in exchange therefor the Member Cash Payment or the Option Cash Payment, as applicable, evidenced by such Certificate or letter of transmittal less any required withholding of Taxes in accordance with Section 1.14. Any Certificates so surrendered shall be cancelled immediately. No interest shall accrue or be paid on any amount payable upon surrender of the Certificates by holders of record of such Certificates or delivery of a letter of transmittal by the Option Holders.
          (d) Unregistered Transferees. If any part of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then such part of the Merger Consideration may be paid or otherwise delivered to such a transferee so long as (i) the surrendered Certificate is accompanied by all documents reasonably required to evidence and effect such transfer and (ii) the Person requesting such payment (A) pays any applicable transfer Taxes or (B) establishes to the reasonable satisfaction of the Paying Agent that such Taxes have already been paid or are not applicable.
          (e) No Other Rights. Until surrendered in accordance with this Section 1.9, each Certificate shall be deemed, except as provided in this Agreement or by applicable Law, from and after the Effective Time, to represent for all purposes solely the right to receive the applicable Merger Consideration in accordance with the terms of this Agreement. Payment of the Merger Consideration upon the surrender of any Certificate shall be deemed to have been paid in full satisfaction of all rights pertaining to that Certificate and the membership interests formerly evidenced by it.
          (f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer, the posting by such Person of a bond or surety in such reasonable and customary form and amount as Buyer may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.
     1.10. Purchase Price and Deliveries at Closing.
          (a) In the Merger, Buyer will pay an aggregate purchase price (the “Purchase Price”) equal to $125,000,000, as adjusted upward or downward pursuant to Section 1.10(b), which shall be paid to the Members and Option Holders in the manner provided by this Article I. The Purchase Price shall be subject to further adjustment following the Closing pursuant to Section 1.11.
          (b) Not more than five Business Days nor less than two Business Days prior to the Closing Date, the Company shall deliver to Buyer a schedule (the “Estimated Adjustment Schedule”) setting forth the Company’s calculation of its good faith estimate of the Working Capital Assets less the Working Capital Liabilities as of the Closing Date (the “Estimated Closing Date Working Capital Amount”) based on the most recently available unaudited month-end consolidated balance sheet of the Company regularly prepared by the Company in accordance with GAAP. If the Estimated Closing Date Working Capital Amount set forth on the Estimated Adjustment Schedule (i) exceeds Base Net Working Capital, the Purchase Price shall be increased by an amount equal to such surplus, provided, however, that the maximum amount the Purchase Price shall be increased under this clause (i) is $10,000,000 or (ii) is less than Base Net Working Capital, the Purchase Price shall be decreased by an amount equal to such deficiency (such upward or downward adjustment pursuant to this Section 1.10(b) is hereinafter referred to as the “Estimated Adjustment Amount Due”).
          (c) On the Closing Date, Buyer will deliver the following:
          (i) to the Paying Agent by wire transfer of immediately available funds, (1) an amount (the “Member Cash Payment”) equal to the excess of (A) the Purchase Price over (B) the sum of (x) the Escrow Amount (as defined below) and (y) the aggregate Option Cash Payment for distribution to the Members and (2) the aggregate Option Cash Payment for distribution to the Option Holders, in each case in accordance with the procedures set forth in Section 1.9 and pursuant to the allocations set forth in the Closing Date Capitalization Schedule and Option Schedule, as applicable; and
          (ii) to the Escrow Agent by wire transfer of immediately available funds an amount (the “Escrow Amount”), equal to the sum of:
               (A) an amount equal to the product of (I) the Purchase Price plus $25,000,000 multiplied by (II) 0.07, which shall constitute the General Indemnification Escrow (as such term is defined in the Escrow Agreement); plus
               (B) an amount equal to the greater of (I) the product of (a) the Purchase Price plus $25,000,000 multiplied by (b) 0.0333, or (II) the Estimated Adjustment Amount Due (but only if such amount would result in an upward adjustment to the Purchase Price), which shall constitute the Post-Closing Adjustment Escrow (as such term is defined in the Escrow Agreement); plus

               (C) $945,000, which shall constitute the Change of Control Escrow (as such term is defined in the Escrow Agreement); plus
               (D) $2,000,000, which shall constitute the Special Indemnity Escrow (as such term is defined in the Escrow Agreement).
          (d) The Escrow Amount shall be distributed as contemplated in the Escrow Agreement. The Escrow Amount shall be held by Wells Fargo Bank, N.A., as escrow agent (the “Escrow Agent”). The General Indemnification Escrow, including all distributions thereon and proceeds thereof, will secure the indemnification obligations under Section 8.1(a), the Post-Closing Adjustment Escrow, including all distributions thereon and proceeds thereof, will secure any potential adjustments due to Buyer under Section 1.11, and the Special Indemnity Escrow, including all distributions thereon and proceeds thereof, will secure the indemnification obligations under Section 4(d) of the Support Agreement. In the event that Buyer incurs any Losses (under and as defined in the Support Agreement), the parties shall instruct the Escrow Agent to promptly disburse from the Special Indemnity Escrow in accordance with the Escrow Agreement to Buyer an amount equal to the amount of such Losses without regard to the limitations set forth in Section 8.2(b). Any remaining amounts in the Special Indemnity Escrow shall be released on April 30, 2009. The Escrow Amount will be held and disbursed as provided in the Escrow Agreement. The parties will promptly give any necessary instructions to the Escrow Agent to carry out the purposes of this Agreement and the Escrow Agreement.
     1.11. Post-Closing Adjustment.
          (a) As soon as practicable, but in no event later than 60 days after the Closing Date, Buyer shall deliver to Member Agent a consolidated balance sheet of the Company as of the Closing Date (the “Closing Date Balance Sheet”). Such balance sheet shall be accompanied by a schedule (the “Buyer Adjustment Schedule”) setting forth Buyer’s calculation of (i) the Working Capital Assets and the Working Capital Liabilities, in each case as of the Closing Date (the “Proposed Closing Date Working Capital Amount”), and (ii) the amount by which the Purchase Price should be adjusted (A) upward to the extent that the Proposed Closing Date Working Capital Amount is greater than the Estimated Closing Date Working Capital Amount, and (B) downward to the extent that the Proposed Closing Date Working Capital Amount is less than the Estimated Closing Date Working Capital Amount (such proposed upward or downward adjustment is hereinafter referred to as the “Proposed Final Adjustment Amount Due”). For the avoidance of doubt, for purposes of computing the Final Closing Date Working Capital Amount and the Final Adjustment Amount Due, no cap or limitation on the upward or downward adjustment, if any, to the Purchase Price in respect of the Proposed Final Adjustment Amount Due, shall apply.
          (b) After receipt of the Buyer Adjustment Schedule, Member Agent may request, and Buyer will provide to Member Agent and its accountants and other representatives, upon reasonable notice, reasonable access during normal business hours to, or copies of, as Member Agent or such accountants and other representatives shall reasonably request, the information (including the books and records of the Surviving Company), data and work papers used in connection with the preparation of the Buyer Adjustment Schedule and to calculate the Proposed Final Adjustment Amount Due, and will make its and the Surviving Company’s personnel and accountants reasonably available to Member Agent and its accountants and other representatives to discuss any such information, data or work papers. Without limiting the generality of the foregoing, during the Dispute Period (as defined below), Buyer agrees to make available to Member Agent the services of the Chief Financial Officer and Controller of the Company as of the Effective Time (to the extent such persons are employees of the Surviving Company or Buyer during the Dispute Period) as requested by Member Agent to assist Member Agent with its evaluation and review of the Closing Date Balance Sheet and Buyer Adjustment Schedule; provided, however, that neither the Chief Financial Officer nor the Controller shall be required to devote more than

50% of his working hours each week to assisting Member Agent with its evaluation and review of the Closing Date Balance Sheet and the Buyer Adjustment Schedule. Buyer agrees that such persons shall not in any way be deemed to have breached any fiduciary duty, duty of loyalty, or other duty owed to Buyer or the Surviving Company by so assisting Member Agent, and shall not have any liability to Buyer or the Surviving Company with respect to such assistance.
          (c) Member Agent shall have 30 days from the date that Member Agent receives the deliveries contemplated in Section 1.11(a) (the “Dispute Period”) to notify Buyer, in writing, as to whether Member Agent (i) agrees with the Buyer Adjustment Schedule and the Proposed Final Adjustment Amount Due (an “Approval Notice”) or (ii) disagrees with such calculations, identifying with reasonable detail the items with which Member Agent disagrees (a “Dispute Notice”).
          (d) If Member Agent fails to deliver a Dispute Notice to Buyer during the Dispute Period, the Buyer Adjustment Schedule and the Proposed Final Adjustment Amount Due shall be deemed to be final and correct and shall be binding upon each of the parties hereto.
          (e) If Member Agent delivers a Dispute Notice to Buyer during the Dispute Period, Buyer and Member Agent shall, for a period of 20 days from the date the Dispute Notice is delivered to Buyer (the “Resolution Period”), use their respective good faith efforts to amicably resolve the items in dispute. Any items so resolved by them shall be deemed to be final and correct as so resolved and shall be binding upon each of the parties hereto.
          (f) If Buyer and Member Agent are unable to resolve all of the items in dispute during the Resolution Period, then either Member Agent or Buyer may refer the items remaining in dispute (the “Remaining Disputes”) to Deloitte & Touche LLP, 2901 N. Central Avenue, Suite 1200, Phoenix, AZ 85012 (the “Independent Accountants”). Such referral shall be made in writing to the Independent Accountants, copies of which shall concurrently be delivered to the non-referring party hereto. The referring party shall furnish the Independent Accountants, at the time of such referral, with copies of the deliveries contemplated in Section 1.11(a) and the Dispute Notice. The parties shall also furnish the Independent Accountants with such other information and documents as the Independent Accountants may reasonably request in order for them to resolve the Remaining Disputes. The parties hereto shall also, within ten days of the date the Remaining Disputes are referred to the Independent Accountants, provide the Independent Accountants with a written notice (a “Position Statement”) describing in reasonable detail their respective positions on the Remaining Disputes (copies of which shall concurrently be delivered to the other party hereto). If any party fails to timely deliver its Position Statement to the Independent Accountants, the Independent Accountants shall resolve the Remaining Disputes solely upon the basis of the information otherwise provided to them. The Independent Accountants shall resolve all Remaining Disputes in a written determination to be delivered to each of the parties hereto within 30 days after such matter is referred to them. The decision of the Independent Accountants as to the Remaining Disputes shall be final and binding upon the parties hereto (except to correct manifest clerical or mathematical errors) and shall not be subject to judicial review. The fees and disbursements of the Independent Accountants shall be apportioned between Buyer and the Company based on the total dollar value of disputed exceptions resolved in favor of each such party, with each such party bearing such percentage of the fees and disbursements of the Independent Accountants as the aggregate disputed exceptions resolved against that party bears to the total dollar value of all disputed exceptions considered by the Independent Accountants.
          (g) Within five Business Days following the date on which the Final Adjustment Amount Due is finally determined pursuant to this Agreement (whether through failure of Member Agent to timely deliver a Dispute Notice, agreement of the parties, or final determination of any Remaining Disputes by the Independent Accountants):

          (i) if the Final Adjustment Amount Due results in an upward adjustment to the Purchase Price, (x) Buyer shall deliver to (a) the Paying Agent by wire transfer of immediately available funds, an amount equal to the product of (i) the Final Adjustment Amount Due multiplied by (ii) 0.93 for distribution to the Members in accordance with the procedures set forth in Section 1.9(b) and pursuant to the allocations set forth in the Closing Date Capitalization Schedule and (b) the Escrow Agent by wire transfer of immediately available funds, an amount equal to the product of (x) the Final Adjustment Amount Due multiplied by (y) 0.07, which shall be added to the General Indemnification Escrow, and (y) the parties shall instruct the Escrow Agent to promptly disburse the Post-Closing Adjustment Escrow in accordance with the Escrow Agreement to the Paying Agent for distribution to the Members in accordance with the procedures set forth in Section 1.9(b).
          (ii) if the Final Adjustment Amount Due results in a downward adjustment to the Purchase Price, the parties shall instruct the Escrow Agent to promptly disburse from the Post-Closing Adjustment Escrow in accordance with the Escrow Agreement (x) to Buyer, an amount equal to the Final Adjustment Amount Due and (y) to the Paying Agent for distribution to the Members in accordance with the procedures set forth in Section 1.9(b), the remaining amounts (if any) of the Post-Closing Adjustment Escrow.
          (h) For purposes of this Section 1.11, the following defined terms have the following meanings:
          (i) “Final Adjustment Amount Due” shall mean, as finally determined in accordance with this Section 1.11, the amount by which the Purchase Price shall be adjusted (A) upward to the extent that the Final Closing Date Working Capital Amount is greater than the Estimated Closing Date Working Capital Amount and (B) downward to the extent that the Final Closing Date Working Capital Amount is less than the Estimated Closing Date Working Capital Amount.
          (ii) “Final Closing Date Working Capital Amount” shall mean, as finally determined in accordance with this Section 1.11, the amount of the Working Capital Assets less the Working Capital Liabilities, in each case as of the Closing Date.
     1.12. Earn-Out Payments.
          (a) Buyer shall make additional payments to the Members (collectively, the “Earn-Out Payments”) based on the Pro Rata Portion of the Company owned by each Member immediately prior to the Effective Time equal to the sum of:
          (i) for each of the first four 12-month periods following the end of the quarter in which the Closing occurs (each, an “Earn-Out Period”), an amount equal to the product of (A) the E-Rate Gross Profit attributable to such Earn-Out Period (not to exceed $12,500,000 for all Earn-Out Periods), multiplied by (B) two; provided, however, that in no event shall payments under this clause (i) exceed in the aggregate $25,000,000; plus
          (ii) in the event that the E-Rate Gross Profit for the first two Earn-Out Periods, in the aggregate, exceeds $18,000,000, an amount equal to the product of (A) the E-Rate Gross Profit for the first two Earn-Out Periods in excess of $18,000,000, multiplied by (B) two; provided, however, that in no event shall payments under this clause (ii) exceed in the aggregate $10,000,000; plus

          (iii) accrued interest on the amounts payable pursuant to the foregoing clause (i) at the rate of 5% per annum, compounded monthly; provided, that the accrued interest shall be calculated on such amounts from the Closing Date through the estimated date of the applicable Earn-Out Payments. For purposes of clarity, if no Earn-Out Payments are due, no accrued interest amounts are payable.
For the avoidance of doubt, in no event will the aggregate Earn-Out Payments under clauses (i) and (ii) immediately preceding exceed in the aggregate $35,000,000 plus accrued interest computed in accordance with clause (iii) immediately preceding. Notwithstanding the foregoing, if, at any time during any Earn-Out Period, any of the events specified on Schedule 1.12(a) attached hereto (each an “Earn-Out Termination Event”) occurs:
     (1) the Earn-Out Periods hereunder shall cease for periods beginning as of the first day of the calendar quarter in which such Earn-Out Termination Event occurred (the “Earn-Out End Date”), and
     (2) the aggregate Earn-Out Payments that Members are entitled to receive under clauses (i) and (ii) of Section 1.12(a) for the period commencing on the first day of the first Earn-Out Period and ending on the Earn-Out End Date (the “Earn-Out Termination Period”) shall be equal to the sum of:
     (x) the E-Rate Gross Profit attributable to the Earn-Out Termination Period not to exceed $12,500,000, plus
     (y) the Earn-Out Gross Profit attributable to the first two Earn-Out Periods or the Earn-Out Termination Period, whichever is shorter, in excess of $18,000,000; provided, however, that the amount under this clause (y) shall not exceed $10,000,000, plus
     (z) accrued interest on the amounts payable pursuant to the foregoing clause (x) at the rate of 5% per annum, compounded monthly; provided, that the accrued interest shall be calculated on such amounts from the Closing Date through the estimated date of the applicable payments. For purposes of clarity, if no payments are due, no accrued interest amounts are payable.
For the avoidance of doubt, in no event will the aggregate Earn-Out Payments under clause (2) immediately preceding exceed $22,500,000 plus accrued interest computed in accordance with clause (z) immediately preceding. If the amount computed under clause (2) immediately preceding is less than the amount of Earn-Out Payments actually made by Buyer prior to the occurrence of the Earn-Out Termination Event (the “Earn-Out Overpayment Amount”), the Members shall promptly (and in any event within three Business Days following the Earn-Out Termination Event) pay to Buyer the Earn-Out Overpayment Amount.
          (b) No later than 45 days after the end of each Earn-Out Period, Buyer shall deliver to Member Agent a statement prepared at the direction of the Surviving Company’s Chief Financial Officer setting forth its good faith calculation of the E-Rate Gross Profit (the “Gross Profit Statement”) and the proposed Earn-Out Payment (the “Proposed Earn-Out Payment”) for that fiscal year.
          (c) After receipt of the Gross Profit Statement and the Proposed Earn-Out Payment, Member Agent may request, and Buyer will provide to Member Agent and its accountants and other representatives, upon reasonable notice, reasonable access during normal business hours to, or copies of, as Member Agent or such accountants and other representatives shall reasonably request, the information (including the books and records of the Surviving Company), data, and work papers used in connection with the preparation of the Gross Profit Statement and to calculate the Proposed Earn-Out Payment, and will make its and the Surviving Company’s personnel and accountants reasonably available to Member Agent and its accountants and other representatives to discuss any such information, data, or work papers.
          (d) Member Agent shall have 30 days from the date that Member Agent receives the Gross Profit Statement (the “Earn-Out Dispute Period”) to notify Buyer, in writing, as to whether Member Agent (i) agrees with the Gross Profit Statement and the Proposed Earn-Out Payment or (ii) disagrees with such calculations, identifying with reasonable detail the items with which Member Agent disagrees (an “Earn-Out Dispute Notice”).
          (e) If Member Agent fails to deliver an Earn-Out Dispute Notice to Buyer during the Earn-Out Dispute Period, the Gross Profit Statement and the Proposed Earn-Out Payment shall be deemed to be final and correct and shall be binding upon each of the parties hereto.
          (f) If Member Agent delivers an Earn-Out Dispute Notice to Buyer during the Earn-Out Dispute Period, Buyer and Member Agent shall, for a period of 20 days from the date the Earn-Out Dispute Notice is delivered to Buyer (the “Earn-Out Resolution Period”), use their respective good faith efforts to amicably resolve the items in dispute. Any items so resolved by them shall be deemed to be final and correct as so resolved and shall be binding upon each of the parties hereto.
          (g) If Buyer and Member Agent are unable to resolve all of the items in dispute during the Earn-Out Resolution Period, then either Member Agent or Buyer may refer the items remaining in dispute (the “Remaining Earn-Out Disputes”) to the Independent Accountants. Such referral shall be made in writing to the Independent Accountants, copies of which shall concurrently be delivered to the non-referring party hereto. The referring party shall furnish the Independent Accountants, at the time of such referral, with copies of the Gross Profit Statement, the Proposed Earn-Out Payment, and the Earn-Out Dispute Notice. The parties shall also furnish the Independent Accountants with such other information and documents as the Independent Accountants may reasonably request in order for them to resolve the Remaining Earn-Out Disputes. The parties hereto shall also, within ten days of the date the Remaining Earn-Out Disputes are referred to the Independent Accountants, provide the Independent Accountants with a written notice (an “Earn-Out Position Statement”) describing in reasonable detail their respective positions on the Remaining Earn-Out Disputes (copies of which shall concurrently be delivered to the other party hereto). If any party fails to timely deliver its Earn-Out Position Statement to the Independent Accountants, the Independent Accountants shall resolve the Remaining Earn-Out Disputes solely upon the basis of the information otherwise provided to them. The Independent Accountants shall resolve all Remaining Earn-Out Disputes in a written determination to be delivered to each of the parties hereto within 30 days after such matter is referred to them. The decision of the Independent Accountants as to the Remaining Earn-Out Disputes shall be final and binding upon the parties hereto (except to correct manifest clerical or mathematical errors) and shall not be subject to judicial review. The fees and disbursements of the Independent Accountants shall be apportioned between Buyer and the Members based on the total dollar value of disputed exceptions resolved in favor of each such party, with each such party bearing such percentage of the fees and disbursements of the Independent Accountants as the aggregate disputed exceptions resolved against that party bears to the total dollar value of all disputed exceptions considered by the Independent Accountants.
          (h) During the period from the Effective Time until the end of the fourth Earn-Out Period, each of Buyer and the Surviving Company will (i) operate the E-Rate Business in the Ordinary Course of Business, including, without limitation, allocation of resources among the E-Rate Business and the non-E-Rate Business of the Surviving Company and the maintenance of the Surviving Company’s relationships with its E-Rate Business customers, in each case consistent in all material respects with the Company’s past practices, and (ii) refrain from removing material assets or material contracts from the business of the Surviving Company consistent in all material respects with the Company’s past practices.

In particular, Buyer shall, at or prior to the Effective Time, obtain and, if necessary, guarantee on behalf of the Surviving Company bonding sufficient to support the historical run rate of the E-Rate Business. Buyer shall refrain from intentionally taking any actions intended to reduce the E-Rate Gross Profit for the sole purpose of reducing the amount of the Earn-Out Payments.
          (i) If, prior to the end of the fourth Earn-Out Period, a majority of the membership interests of the Surviving Company or the Surviving Company’s assets are disposed of in a single transaction or series of transactions, and assuming no Earn-Out Termination Event has occurred, upon the closing of such disposition, Buyer shall pay to the Members an amount equal to (A) $25,000,000 plus accrued interest on such amount at the rate of 5% per annum, compounded monthly, plus the portion of the Earn-Out Payment described in Section 1.12(a)(ii) to which the Members are entitled, less (B) the aggregate amount of all Earn-Out Payments previously made. If, within 24 months of the beginning of the first Earn-Out Period, Michael F. Fong’s employment by the Surviving Company is terminated without “Cause” or Mr. Fong resigns for “Good Reason”, as such terms are defined in Mr. Fong’s Employment Agreement, attached hereto as Exhibit B, and assuming no Earn-Out Termination Event has occurred, upon the effective date of such termination, Buyer shall pay to the Members an amount equal to (A) $25,000,000 plus accrued interest on such amount at the rate of 5% per annum, compounded monthly, less (B) the aggregate amount of all Earn-Out Payments previously made; provided, however, that Buyer shall not be required to make such payment if (x) Mr. Fong intentionally takes any actions intended to increase the E-Rate Gross Profit for the sole purpose of increasing the amount of the Earn-Out Payments in a manner detrimental to the non-E-Rate Business of the Surviving Company and inconsistent in any material respect with the Company’s past practice and (y) Buyer provides Mr. Fong written notice specifying in reasonable detail actions taken by Mr. Fong in violation of clause (x) and Mr. Fong fails to cure such violations to the reasonable satisfaction of Buyer within 30 days following receipt of such notice. For the avoidance of doubt, nothing in the proviso immediately preceding shall in any way limit the Members’ right to receive Earn-Out Payments they are otherwise entitled to under this Section 1.12.
          (j) Within three Business Days following the date on which a Proposed Earn-Out Payment is finally determined pursuant to this Agreement (whether through failure of Member Agent to timely deliver an Earn-Out Dispute Notice, agreement of the parties, or final determination of any Remaining Earn-Out Disputes by the Independent Accountants), Buyer shall pay to the Members the applicable Earn-Out Payments, if any.
     1.13. Change of Control Payments. In the event that the Company makes any payment under any Change of Control Severance Agreement listed on Schedule 1.13 attached hereto, the parties shall instruct the Escrow Agent to promptly disburse from the Change of Control Escrow in accordance with the Escrow Agreement to Buyer an amount equal to the amount set forth on such schedule corresponding to such Change of Control Severance Agreement (each such payment, a “Change of Control Payment”).
     1.14. Tax Withholding. Buyer or the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration, or other payment otherwise payable pursuant to this Agreement or the Escrow Agreement, the amounts required to be deducted and withheld under the Code, or any provision of any Federal, state, local or foreign tax law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder in respect of whom such deduction and withholding was made.
     1.15. Transfer Taxes. Each of Buyer and Members shall pay, or cause to be paid, one-half of the Transfer Taxes arising out of, in connection with, or attributable to the Merger. The Transfer Tax Payor shall (i) prepare and timely file the relevant Tax Returns required to be filed in respect of such Transfer Tax, (ii) pay the Transfer Tax shown on such Tax Return, (iii) notify the other party in writing of the Transfer Tax shown on such Tax Return and how such Transfer Tax was calculated, and (iv) such other party shall reimburse the Transfer Tax Payor for one-half of the amount of such Transfer Tax in immediately available funds within ten Business Days of receipt of such notice. Any reimbursements due from the Members to Buyer for Transfer Taxes shall be made solely from the General Indemnification Escrow pursuant to the Escrow Agreement without regard to the limitations set forth in Section 8.2(b).
ARTICLE II — REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Buyer and Acquisition Sub that:
     2.1. Existence and Qualification. The Company is a limited liability company duly formed, validly existing, and in good standing under the laws of the state of Delaware. The Company has the requisite power and authority to own, operate, manage, lease, and hold its properties and assets as and where its properties and assets are presently located and to carry on its business as it is presently conducted. The Company is duly qualified or licensed to do business as a foreign entity in the jurisdictions identified in Schedule 2.1 attached hereto. The Company is qualified to do business as a foreign entity and is in good standing in each jurisdiction in which it is so required to be qualified to do business, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     2.2. Authority, Approval, and Enforceability.
          (a) The Company has the requisite power and authority to duly execute, deliver and perform this Agreement and each Collateral Agreement to which it is a party, in connection with the Closing, to consummate the Merger, and to perform its obligations hereunder and under the Collateral Agreements to which it is a party.
          (b) The execution, delivery and performance of this Agreement and each Collateral Agreement to which the Company is a party, and the consummation of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary limited liability company action on the part of the Company and, except for the approval of the shareholders of the Class A Member, no other proceedings on the part of the Company or any Member are necessary to authorize this Agreement and each such Collateral Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby.
          (c) This Agreement and each Collateral Agreement to which the Company is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company and constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of the Company, enforceable in accordance with their respective terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium or other similar laws and judicial decisions from time to time in effect which affect creditors’ rights generally.
          (d) None of the Members nor any other holder from time to time of any class or group or series of membership interests in the Company has, or has at any time been provided, contractual appraisal rights (whether pursuant to the Company Operating Agreement or otherwise) that could be exercised or perfected in connection with this Agreement and/or the consummation of the Merger.
     2.3. Capitalization and Corporate Records.
          (a) All membership interests of the Company are owned beneficially and of record as set forth in Schedule 2.3 attached hereto. Except as set forth on Schedule 2.3, there are no issued or outstanding membership interests or other equity securities of the Company, or securities convertible into or exchangeable or exercisable for membership interests or other equity securities of the Company, or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, contracts, commitments, understandings, or arrangements of any character by which the Company, any Member or any other Person is bound to issue, transfer, sell, repurchase, retire or cause to be issued, transferred, sold, repurchased or retired any membership interests or other equity securities of the Company or securities convertible into or exchangeable or exercisable for membership interests or other equity securities of the Company, or obligating the Company to grant, extend or enter into any such options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, contracts, commitments, understandings, or arrangements. Except as set forth on Schedule 2.3, the membership interests listed on Schedule 2.3 owned by each such Member: (i) to the Knowledge of the Company, are not subject to or bound by any agreement affecting or relating to such Member’s right to transfer its membership interests or other equity securities of the Company; (ii) were not issued in violation of the Securities Act of 1933, as amended, or any state or foreign securities laws; and (iii) to the Knowledge of the Company, are free and clear of all Liens or other encumbrances. Except as set forth on Schedule 2.3, there are no voting trusts, proxies, or any other agreements or understandings with respect to the voting of any membership interests or other equity securities of the Company to which the Company or, to the Knowledge of the Company, any Member is a party.
          (b) The copy of the Certificate of Formation and Company Operating Agreement provided to Buyer are accurate and complete as of the date of this Agreement.
          (c) The Company does not own any outstanding voting securities of, or other interests in, any other Person.
     2.4. Noncontravention. Except as otherwise set forth in Schedule 2.4 attached hereto, the execution, delivery and performance by the Company of this Agreement and the Collateral Agreements to which the Company is a party and the consummation of the Merger will not: (i) breach, conflict with or violate any provision of the Company’s Certificate of Formation or the Company Operating Agreement; (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Authority; (iii) contravene or conflict with or violate in any material respect any Legal Requirement; (iv) violate, conflict with, result in a material breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, materially modify, cancel, require any notice under, or cause the loss of a benefit (including any increase in payments) under any Material Contract to which the Company is a party or by which the Company is bound or to which any asset of the Company is subject; or (v) result in the creation or imposition of any Liens on the properties or assets of the Company, except in the cases of clauses (ii) and (v) as would not reasonably be expected to have a Material Adverse Effect.
     2.5. No Proceedings. No suit, action, inquiry, investigation or other proceeding is pending or, to the Knowledge of the Company, threatened against or involving the Company before any Governmental Authority seeking to restrain the Company from entering into this Agreement and the Collateral Agreements to which the Company is a party or which questions or challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with the Closing, or seeking damages against the Company as a result of the consummation of the Merger. The Company is not subject to any judgment, order or decree which could reasonably be expected to have a Material Adverse Effect.
     2.6. Employee Benefit Matters; ERISA.
          (a) The Company has heretofore delivered or made available to Buyer true and complete copies of each employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other stock-based incentive, severance, change-in-control, or termination pay, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Company, or by any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA (an “ERISA Affiliate”), for the benefit of any current or former employee, officer, director or consultant of the Company, or any ERISA Affiliate, whether formal or informal and whether legally binding or not (the “Plans”). Schedule 2.6(a) attached hereto lists each of the Plans that is an “employee welfare benefit plan,” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA (such plans being hereinafter referred to collectively as the “ERISA Plans”). Except in the Ordinary Course of Business, none of the Company nor any ERISA Affiliate has any formal plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan that would affect any current or former employee, officer, director, or consultant of the Company or any ERISA Affiliate.
          (b) With respect to each of the Plans, the Company has heretofore delivered or made available to Buyer true and complete copies of each of the following documents, as applicable:
          (i) a copy of the Plan (including all amendments thereto) for each written Plan or a written description of any Plan that is not otherwise in writing and that provides for payments or benefits greater than $50,000 individually or $250,000 in the aggregate;
          (ii) a copy of the annual report or Internal Revenue Service Form 5500 Series, if required under ERISA, with respect to each ERISA Plan for the last three (3) Plan years, to the extent applicable, ending prior to the date of this Agreement for which such a report was filed;
          (iii) a copy of the most recent Summary Plan Description, together with all Summary of Material Modifications issued with respect to such Summary Plan Description, if required under ERISA, with respect to each ERISA Plan, and all other material employee communications relating to each ERISA Plan;
          (iv) if the Plan is funded through a trust or any other funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof, if any;
          (v) all contracts relating to the Plans with respect to which the Company or any ERISA Affiliate may have any liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements; and
          (vi) the most recent determination letter received from the IRS with respect to each Plan that is intended to be qualified under Section 401(a) of the Code.
          (c) Neither the Company nor any ERISA Affiliate maintains or contributes to, or has ever maintained or contributed to, a Plan subject to Title IV of ERISA.
          (d) None of the Company, any ERISA Affiliate, any of the ERISA Plans, any trust created thereunder, nor, to the Knowledge of the Company, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Company or any ERISA Affiliate could be subject to any material liability for either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975, 4976 or 4980B of the Code.

          (e) Each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable laws, including but not limited to ERISA and the Code. Each of the Plans has been operated in good faith compliance with Section 409A of the Code.
          (f) Each of the ERISA Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable opinion letter issued to the prototype plan sponsor and, to the Knowledge of the Company, no event has occurred which would affect the qualified status of such ERISA Plan.
          (g) Any fund established under an ERISA Plan that is intended to satisfy the requirements of Section 501(c)(9) of the Code has so satisfied such requirements.
          (h) No amounts payable under any of the Plans or any other contract, agreement or arrangement with respect to which the Company may have any liability could fail to be deductible for federal income tax purposes by virtue of Section 162(m) or Section 280G of the Code.
          (i) Except as required by applicable Legal Requirements or as set forth on Schedule 2.6(i) attached hereto, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any ERISA Affiliate after retirement or other termination of service (other than (i) coverage mandated by applicable laws, (ii) death benefits or retirement benefits under any “employee pension plan”, as that term is defined in Section 3(2) of ERISA, (iii) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof)).
          (j) Except as set forth on Schedule 2.6(j) attached hereto, the consummation of the Merger will not (i) entitle any current or former employee, officer, director or consultant of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other similar termination payment, or (ii) accelerate the time of payment or vesting, or increase the amount of, or otherwise enhance, any benefit due to any such employee, officer, director or consultant.
          (k) Except as set forth on Schedule 2.6(k) attached hereto, there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any Plan, by any employee or beneficiary under any such Plan or otherwise involving any such Plan (other than routine claims for benefits), except as would not have a Material Adverse Effect.
     2.7. Financial Statements; Liabilities; Accounts Receivable; Inventories.
          (a) The Company has delivered to Buyer copies of (i) the unaudited balance sheet of the Company at October 31, 2007 (the “Most Recent Balance Sheet”) and the related statements of income, members’ equity, and cash flows with respect to the Company for the nine months then ended, and (ii) the audited balance sheet of the Company at January 31, 2007 and the related statements of income, members’ equity, and cash flows for the 12 months then ended (the “2006 Financial Statements”). The financial statements listed above present fairly in all material respects the financial condition, results of operations, changes in members’ equity, and cash flows of the Company for the periods then ended, and, except (i) for footnotes and normal year-end adjustments in the case of interim financial statements, and (ii) as set forth in Schedule 2.7(a) attached hereto, have been prepared in accordance with GAAP applied consistently throughout the periods indicated. The Company maintains internal accounting controls designed to provide reasonable assurances that (a) transactions by the Company are executed in accordance with management’s general or specific authorization and (b) transactions by the Company are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. There have been no instances of fraud that have occurred since January 31, 2007 involving the management of the Company or any other employees of the Company who have a significant role in the Company’s internal control over financial reporting.
          (b) Except as set forth on Schedule 2.7(b) attached hereto and except for liabilities that have been or are incurred after the date of the Most Recent Balance Sheet in the Ordinary Course of Business or in connection with the transactions contemplated by this Agreement, the Company does not have any material liability of a kind required by GAAP to be reflected on a balance sheet of the Company that was not reflected or reserved against in the Most Recent Balance Sheet.
          (c) Except as otherwise set forth in Schedule 2.7(c) attached hereto, the accounts receivable reflected in the 2006 Financial Statements, in the Most Recent Balance Sheet, or in the books and records of the Company as of the Closing Date arose from bona fide transactions in the Ordinary Course of Business, and the goods and services involved have been sold, delivered, and performed to the account obligors, and no further filings with Governmental Authorities, insurers, or others are required to be made, no further goods are required to be provided, and no further services are required to be rendered in order to complete the sales and fully render the services and to entitle the Company to collect the accounts receivable in full. Except as set forth on Schedule 2.7(c), all such accounts receivable are current and the reserves for such accounts receivable have been calculated in accordance with GAAP. Reserves for accounts receivable in the Most Recent Balance Sheet and in the books and records of the Company as of the Closing Date do not include reserves for any accounts receivable that become uncollectible as a result of the Merger or actions taken by Buyer subsequent to the Closing. Except as set forth in Schedule 2.7(c), no such account has been assigned or pledged to any other Person and, except only to the extent fully reserved against as set forth in the Most Recent Balance Sheet, no defense or set-off to any such account has been asserted by the account obligor.
          (d) Except as otherwise set forth in Schedule 2.7(d) attached hereto, the Inventory as of the Closing Date shall consist of items of a quality, condition, and quantity reasonable and warranted in the present circumstances of the Company and shall be usable and saleable in the Ordinary Course of Business for the purposes for which intended. Except as otherwise set forth in Schedule 2.7(d), the Inventory is valued on the Company’s books of account in accordance with GAAP (on an average cost basis) at the lower of cost or market, and the value of obsolete materials, materials below standard quality, and slow-moving materials have been written down in accordance with GAAP.
          (e) Except as set forth on Schedule 2.7(e) attached hereto and except for Inventory disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet, the Company has (i) good and marketable title to all of the assets that it owns and that are reflected on the Most Recent Balance Sheet or that are acquired after the Most Recent Balance Sheet by the Company and not disposed of prior to the Closing, and (ii) valid leasehold interests or licenses (as applicable) in all leases of material tangible personal property and licenses in intangible property that it Uses and that it leases or licenses (as applicable), in each case free and clear of any Liens, other than Permitted Liens.
          (f) The Company owns or has the right to Use all of the assets necessary to continue the operations of the Company after the Closing as it has been conducted by the Company immediately prior to the date of this Agreement.
     2.8. Books and Records. The books and records of the Company are complete and correct in all material respects and have been maintained in accordance with sound business practices. True and complete copies of all minute books and record books of the Company have heretofore been delivered or made available to Buyer.
     2.9. Existing Indebtedness. Schedule 2.9 attached hereto sets forth all Indebtedness of the Company as of the date hereof (and such Schedule shall be updated by the Company on the Closing Date)

and provides the following information with respect to each item of such Indebtedness: the obligor, each guarantor thereof and each other Person similarly liable in respect thereof, the holder thereof, the aggregate amount of all commitments thereunder (and the allocation of such commitments, if any, as among revolving credit Indebtedness, term notes or similar Indebtedness and other credits such as letter of credit or banker’s acceptance facilities), the outstanding amount thereunder and under each individual facility thereunder, and a description of the collateral securing such Indebtedness, if applicable. Accurate and complete copies of documents evidencing each Indebtedness have been provided or made available to Buyer.
     2.10. Absence of Certain Changes.
          (a) Except as otherwise set forth in Schedule 2.10(a) attached hereto, since the date of the Most Recent Balance Sheet the Company has conducted its business only in the Ordinary Course of Business and there has not been:
               (i) any event, circumstance, or change that had a Material Adverse Effect;
               (ii) any material damage, destruction, or loss (whether or not covered by insurance) to any of the Company’s assets (other than the disposition of Inventory in the Ordinary Course of Business); or
               (iii) any Material Adverse Effect on the Company’s sales patterns, pricing policies, accounts receivable, or accounts payable.
          (b) Except as otherwise set forth in Schedule 2.10(b) attached hereto, since January 31, 2007, the Company has not done any of the following:
          (i) merged into or with or consolidated with any other corporation or acquired the business or assets of any Person;
          (ii) changed the Company’s issued equity securities; granted any option or right to purchase equity securities of the Company; issued any security convertible into or exchangeable or exercisable for such equity securities; granted any registration rights; purchased, redeemed, retired, or otherwise acquired any securities of any Person; or declared or paid any dividend or other distribution or payment in respect of equity securities except for reasonable distributions for the payment of taxes by the members of the Company;
          (iii) amended the Certificate of Formation or the Company Operating Agreement;
          (iv) created, incurred, assumed, guaranteed, or otherwise become liable or obligated with respect to any Indebtedness, or made any loan or advance to, or any investment in, any Person, except in the Ordinary Course of Business;
          (v) filed any amendment to any Tax Return, made any change in any election relating to Taxes already made, adopted or changed any accounting method relating to Taxes, entered into any closing agreement relating to any Taxes, settled any claim or assessment relating to Taxes or consented to any claim or assessment relating to Taxes or waiver of the statutory period of limitations for any such claim or assessment, or made any new election, with respect to any Tax law in any jurisdiction which election could have an effect on the Tax treatment of the Company.

          (vi) sold, transferred, leased, mortgaged, encumbered, or otherwise disposed of, or agreed to sell, transfer, lease, mortgage, encumber, or otherwise dispose of, any assets Used in the Company’s business except (A) in the Ordinary Course of Business, or (B) pursuant to this Agreement or any Contract specified in Schedule 2.14(a);
          (vii) disposed of or permitted to lapse any Company Intellectual Property Rights, or disposed of or disclosed to any person other than representatives of Buyer any material Trade Secret Rights, in each instance other than in the Ordinary Course of Business;
          (viii) settled any claim or litigation, or filed any motions, orders, briefs, or settlement agreements in any proceeding before any Governmental Authority or any arbitrator;
          (ix) incurred or approved, or entered into any Contract or commitment to make, any expenditures in excess of $125,000 other than in the Ordinary Course of Business;
          (x) maintained the books of the Company other than in accordance with GAAP and on a basis consistent with prior periods or made any change in any of the Company’s accounting methods or practices that would be required to be disclosed under GAAP;
          (xi) suffered any extraordinary losses, or cancelled or waived any claims or rights with a value to the Company in excess of $125,000;
          (xii) made any payment to any Affiliate or forgiven any indebtedness due or owing from any Affiliate other than transactions with Avnet in the Ordinary Course of Business;
          (xiii) engaged in any one or more activities or transactions with an Affiliate of the Company other than transactions with Avnet in the Ordinary Course of Business; or
          (xiv) committed, whether in writing or orally, to do any of the foregoing.
          (c) Except as otherwise set forth in Schedule 2.10(c) attached hereto, since the date of the Most Recent Balance Sheet , the Company has not done any of the following:
          (i) entered into, amended, or terminated any Material Contract, except in the Ordinary Course of Business;
          (ii) adopted any Plan, or granted any increase in the compensation payable or to become payable to employees of the Company (including, without limitation, any such increase pursuant to any bonus, profit-sharing, or other plan or commitment), other than in the Ordinary Course of Business;
          (iii) liquidated Inventory or accepted product returns other than in the Ordinary Course of Business, accelerated receivables, delayed payables, or changed in any material respect the Company’s practices in connection with the payment of payables and/or the collection of receivables; or

          (iv) committed, whether in writing or orally, to do any of the foregoing.
     2.11. Compliance with Laws. Except as otherwise set forth in Schedule 2.11 attached hereto, the Company is in compliance with any and all Legal Requirements except where the failure to so comply would not result in a Material Adverse Effect. Except as otherwise set forth in Schedule 2.11, the Company (a) has not received any notice, charge, claim, action or assertion that the Company is not currently in material compliance with all such Legal Requirements, and (b) is not in default under, and no condition exists (whether covered by insurance or not) that with or without notice or lapse of time or both would constitute a material default under, or result in a material breach or violation of, any Legal Requirement or Permit applicable to the Company.
     2.12. Litigation. Except as otherwise set forth in Schedule 2.12 attached hereto, there have been no claims, actions, suits, investigations, or proceedings by or against the Company since February 1, 2006, currently pending (whether any such proceeding commenced prior to, on or after February 1, 2006), or, to the Knowledge of the Company, threatened against the Company in any court or before any Governmental Authority or any arbitrator. Except as otherwise set forth in Schedule 2.12, the Company is not, and since February 1, 2006, has not, been subject to any outstanding injunction, judgment, order, decree, ruling, or charge of any Governmental Authority or arbitrator.
     2.13. Real Property.
          (a) The Company does not own, and has never owned, any real property.
          (b) Schedule 2.13(b) attached hereto sets forth a list of all leases, licenses, or similar agreements relating to the Company’s use or occupancy of real estate owned by a third party (the “Leases”), true, correct and complete copies (including all amendments) of which have previously been furnished to Buyer. Schedule 2.13(b) sets forth (i) the lessor and lessee thereof and the commencement date, term, and renewal rights under each of the Leases, and (ii) the street address of each property covered thereby (the “Leased Premises”). The Leases and all guaranties with respect thereto are in full force and effect and have not been amended in writing or otherwise, and the Company is not and, to the Knowledge of the Company, no other party thereto is in default or breach under any material provision of any such Lease. To the Knowledge of the Company, no event has occurred that, with the passage of time or the giving of notice or both, would cause a breach of or default under any material provision of such Leases. The Company has not received notice of and, to the Knowledge of the Company, there are no events or conditions that could give rise to, any claimed abatements, offsets, defenses, or other bases for relief or adjustment.
          (c) Except as set forth on Schedule 2.13(c) attached hereto: (i) the Company has a valid leasehold interest in the Leased Premises, free and clear of any and all Liens; (ii) the portions of the buildings located on the Leased Premises that are Used by the Company are each in good repair and condition, normal wear and tear excepted, and are sufficient for the conduct of the Company’s business as currently conducted; (iii) each of the Leased Premises (A) has direct access to satisfy the current transportation requirements of the Company, and (B) is served by all utilities in such quantity and quality as are necessary and sufficient to satisfy the current normal business activities conducted at such location; and (iv) the Company has not received notice of any condemnation, eminent domain, or similar proceeding affecting any portion of the Leased Premises or any access thereto, and, to the Knowledge of the Company, no such proceedings are contemplated or threatened. The Leased Premises constitute all of the Company’s interests in real property and constitute all interests in real property that are necessary for the continued operation of the business of the Company as the business is currently conducted.

     2.14. Material Contracts.
          (a) Schedule 2.14(a) attached hereto contains a complete and accurate list, and the Company has delivered to, or made available for inspection by, Buyer true and complete copies of each of the following written Contracts (“Material Contracts”) as of the date hereof:
          (i) all Contracts that provide for expenditures of, payment to, or receipt by the Company of more than $250,000 per year (excluding any Contracts with customers or clients);
          (ii) all Contracts relating to the borrowing of money or the granting of a security interest in any of its assets;
          (iii) all Contracts that limit or in any way purport to limit the ability of the Company to freely engage in any line of business or to compete with any Person anywhere in the world;
          (iv) all joint venture, partnership or similar Contracts (however named) involving a sharing of profits, losses, costs, or liabilities by the Company with any other Person;
          (v) all Contracts with the 20 largest customers and clients of the Company, based on gross revenues earned by the Company during the period commencing February 1, 2007 and ending October 31, 2007;
          (vi) the Contracts with the 20 largest suppliers or service providers of the Company, based on payments made by the Company during the period commencing February 1, 2007 and ending October 31, 2007;
          (vii) all Contracts entered into with customers, clients, suppliers, or service providers of the Company that can reasonably be expected to become one of the 20 largest customers, clients, suppliers, or service providers in the next 12 months;
          (viii) any Contract with respect to any acquisition or disposition by the Company of any Person or business or material portion thereof pursuant to which the Company has continuing indemnification, “earn-out” or other contingent payment obligations, in each case that could result in payments in excess of $125,000;
          (ix) any Contract that would prevent, materially delay, or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement;
          (x) any other Contract that is material to the Company (other than Contracts with suppliers, vendors, customers and clients of the Company); and
          (xi) each material amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.
          (b) Except as set forth in Schedule 2.14(b) attached hereto, no Member nor any Affiliate of the Company has or may acquire any rights or benefits under, and no Member nor any Affiliate of the Company has or may become subject to any obligation or liability under, any Contract with, that relates to the business of or any of the assets owned or used by, or is otherwise binding upon, the Company.
          (c) Except as set forth in Schedule 2.14(c) attached hereto, each Material Contract (i) is valid and binding on the Company and, to the Knowledge of the Company, the counterparties thereto, and is in full force and effect and (ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) could reasonably be expected to contravene, conflict with, or result in a violation or breach of, or give the Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any such Material Contract in any material respect, and the Company has no Knowledge of any material breach or anticipated breach by any other party to any Material Contract. The Company has complied in all material respects with and is not in material breach of, or material default under, any Material Contract to which it is a party.
     2.15. Insurance. Schedule 2.15 attached hereto is (a) a complete and correct list and description of all insurance policies, other insurance arrangements and other contracts or arrangements for the transfer or sharing of insurance risks by the Company (including, without limitation, fire, liability, product liability, workers’ compensation, and vehicular) presently in effect for the Company, including the amounts of such insurance and annual premiums with respect thereto, all of which have been in full force and effect from and after the date(s) set forth on Schedule 2.15 and (b) a description of such risks that the Company has designated as being self-insured. All premiums due on or before the date hereof on all such policies have been paid by the Company, and the Company is otherwise in compliance in all material respects with the terms and provisions of such policies. The Company has not received written notice of an insurance provider’s intention to cancel any such policy or to materially increase any insurance premiums (including, without limitation, workers’ compensation premiums), or written notice that any insurance listed on Schedule 2.15 will not be available in the future on substantially the same terms as currently in effect. The Company does not have any material claims pending or anticipated against any of its insurance carriers under any of such policies and, to the Knowledge of the Company, there has been no actual or alleged occurrence that could reasonably be expected to give rise to any such claim. During the prior three years, all notices required to have been given by the Company to any insurance company have been timely and duly given, and no insurance company has asserted that any claim is not covered by the applicable policy relating to such claim. Schedule 2.15 sets forth, for the current policy year and each policy year ending after February 1, 2006, (i) claims loss history for each such insurance policy (and its predecessor), (ii) claims pending, and (iii) the aggregate amount of all workers’ compensation claims of the Company.
     2.16. Intellectual Property.
          (a) Definitions. In addition to the terms defined elsewhere herein, the following terms shall have the respective meanings below:
          (i) “Company Business” means, with respect to the Company, its business as currently conducted.
          (ii) “Company Intellectual Property Rights” means Intellectual Property Rights owned or purported to be owned by the Company.
          (iii) “Intellectual Property Rights” means the following rights in or arising out of Technology in any jurisdiction: (1) rights in or arising out of Works of Authorship, including without limitation rights granted under any copyright act (“Copyrights”); (2) rights in or arising out of Inventions, including without limitation rights granted under any patent act

(“Patent Rights”); (3) rights in or arising out of Trademarks, including without limitation rights granted under the Lanham Act or any trademark act (“Trademark Rights”); (4) rights in or arising out of Confidential Information, including without limitation rights granted under the Uniform Trade Secrets Act or any other trade secrets act (“Trade Secret Rights”); (5) rights in or arising out of domain names (“Domain Name Rights”); and (6) all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof.
          (iv) “Registered Intellectual Property Rights” means all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any Governmental Authority.
          (v) “Technology” means: (1) published and unpublished works of authorship, including without limitation audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, and sound recordings (“Works of Authorship”); (2) inventions and discoveries, including without limitation articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (3) words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including without limitation logos, product designs, and product features (“Trademarks”); and (4) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including without limitation algorithms, customer lists, user data, ideas, designs, formulas, know how, methods, processes, programs, prototypes, systems, and techniques (“Confidential Information”).
          (b) Ownership. (i) Except as otherwise set forth on Schedule 2.16(b) attached hereto, the Company owns or has a valid right to use all Intellectual Property Rights used or held for use in the Company Business free and clear of any Lien, (ii) since February 1, 2006 the Company has not received any written notice of claims challenging the ownership, validity, or enforceability of any of the Company Intellectual Property Rights, and (iii) to the Knowledge of the Company, all Company Registered Intellectual Property Rights are subsisting, valid, and enforceable and, to the Knowledge of the Company, there are no facts or circumstances that could impair the existence, validity, or enforceability of any Company Registered Intellectual Property Rights. Except as set forth on Schedule 2.16(b) attached hereto, and other than in the Ordinary Course of Business, the Company is not obligated to assign any Company Intellectual Property Rights to a third party.
          (c) Confidential Information. The Company takes reasonable steps to maintain the confidentiality of its Confidential Information, including requiring all Persons (other than Company Board members, Company legal advisors, those having a legal duty of confidentiality, and those that are subject to the Freedom of Information Act or comparable state laws) having access thereto to execute written non-disclosure agreements. The Company requires all employees and contractors to execute written non-disclosure agreements. To the Knowledge of the Company, there are and have been no unauthorized uses, disclosures or infringements of any of the Company’s Trade Secret Rights by any Person.
          (d) Company Registered Intellectual Property Rights. Schedule 2.16(d) attached hereto: (i) lists all Registered Intellectual Property Rights owned by, filed in the name of, applied for by, or subject to an obligation of assignment to the Company (“Company Registered Intellectual Property Rights”), including, for each of the foregoing, the applicable record owner, jurisdiction and registration and/or application number, and date issued (or filed), and (ii) identifies all third-parties that have or have asserted any ownership interest in the Company Registered Intellectual Property Rights with the

Company. Except as set forth on Schedule 2.16(d)(ii), the Company is the sole and beneficial owner of the Company Registered Intellectual Property Rights.
          (e) Company Licensed Intellectual Property Rights. Schedule 2.16(e) attached hereto lists all (i) Contracts to which the Company is a party or otherwise bound granting any rights (including sublicenses) to any Company Intellectual Property Rights to third parties other than commercially reasonable non-exclusive licenses granted to customers, suppliers, contractors, and subcontractors in the Ordinary Course of Business, and (ii) Contracts to which the Company is a party or otherwise bound obtaining rights in or to Intellectual Property Rights from third parties (“Company Licensed Intellectual Property Rights”) other than Contracts granting rights to use readily available commercial software that has not been significantly customized for or at the direction of the Company ((i) and (ii) collectively, the “IP Contracts”). To the Knowledge of the Company, there are no material breaches by the Company of the IP Contracts, and the Company has not received any written, or to the Knowledge of the Company, oral notice of claims challenging any of the Company Licensed Intellectual Property Rights.
          (f) Infringement. To the Knowledge of the Company, the conduct of the Company in the acquisition, marketing, distribution, or service of third-party products or services does not infringe, misappropriate, or otherwise violate the Intellectual Property Rights of any third party. The other conduct of the Company Business does not infringe, misappropriate, or otherwise violate the Intellectual Property rights of any third party. The Company has received no written, or to the Knowledge of the Company, oral, notice of a claim that the conduct of the Company Business infringes, misappropriates, or otherwise violates the Intellectual Property Rights of any third party. Except as set forth on Schedule 2.16(f) attached hereto, and to the Knowledge of the Company, no third party is infringing, misappropriating, or otherwise violating any Company Intellectual Property Rights, and no such claims have been asserted or threatened against the Company or, to the Knowledge of the Company, any other Person.
          (g) Conveyance of Intellectual Property. Except as set forth on Schedule 2.16(g) attached hereto, no current or former partner, director, member, officer, employee, or independent contractor or consultant of the Company will, immediately after giving effect to the Merger, own any of the Company Intellectual Property Rights. Except as set forth on Schedule 2.16(g) attached hereto, all current or former officers, employees, partners, directors, members, or independent contractors or consultants of the Company who have created any Company Intellectual Property Rights have executed sufficient agreements that (i) assign to the Company all right, title, and interest (including the sole right to enforce) in such Company Intellectual Property Rights and (ii) provide reasonable protection for Trade Secret Right of the Company, and to the Knowledge of the Company, no party to any such agreement is in breach thereof.
          (h) Consummation of the Merger. The consummation of the Merger will neither violate nor by its terms result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, nor impair any rights granted by, the IP Contracts. Following the Closing Date, Buyer will be permitted to exercise all of the Company’s rights under the IP Contracts to the same extent the Company would have been able to had the Merger not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay. Immediately following the Closing, the Company will own or will be validly licensed to the Intellectual Property Rights reasonably sufficient to conduct the Company Business.
     2.17. Equipment and Other Tangible Property. Except as otherwise set forth on Schedule 2.17 attached hereto, the Company’s equipment, furniture, machinery, vehicles, structures, fixtures, and other tangible property, other than Inventory (the “Tangible Assets”) are suitable for the purposes for which intended and in good operating condition and repair consistent with normal industry standards, except for ordinary wear and tear, and except for such Tangible Assets as shall have been taken out of service on a temporary basis for repairs or replacement in the Ordinary Course of Business. There are no material Tangible Assets that the Company has been using, holding or operating in its business immediately prior to the Closing that will not be used, held or owned by the Surviving Company immediately following the Closing. The Tangible Assets are free of any structural or engineering defects, and since February 1, 2006, there has not been any significant interruption of the Company’s business due to inadequate maintenance or obsolescence of the Tangible Assets.
     2.18. Permits; Environmental Matters.
          (a) Except as otherwise set forth in Schedule 2.18(a) attached hereto or where the failure to do so would not have a Material Adverse Effect, the Company has all Permits necessary for it to own, operate, Use, and maintain its assets and to conduct its business as presently conducted. Except as otherwise set forth in Schedule 2.18(a), all such Permits are in effect, no proceeding is pending or, to the Knowledge of the Company, threatened to modify, suspend, revoke, withdraw, terminate, or otherwise limit any such Permits, and no administrative or governmental actions have been taken or, to the Knowledge of the Company, threatened in connection with the expiration or renewal of such Permits that could adversely affect the ability of the Company to own, operate, Use, or maintain any of its assets or to conduct its business as presently conducted.
          (b) Except as set forth on Schedule 2.18(b) attached hereto, there are no claims, notices of demands, liabilities, investigations, litigation, administrative proceedings, whether pending or, to the Knowledge of the Company, threatened, or judgments or orders relating to any Hazardous Materials or arising under Environmental Laws (collectively called “Environmental Claims”) against the Company and to the Knowledge of the Company there are no facts, events, actions, activities, conditions or circumstances that would be reasonably likely to result in such an Environmental Claim. Neither the Company nor, to the Knowledge of the Company, any prior owner, lessee, or operator of the Leased Premises, has caused or permitted any Hazardous Material to be used, generated, reclaimed, transported, released, treated, stored, or disposed of in a manner that could form the basis for an Environmental Claim against the Company. Except as set forth on Schedule 2.18(b), the Company has not assumed any liability of any Person for cleanup, compliance, or required capital expenditures in connection with any Environmental Claim.
          (c) Except as set forth on Schedule 2.18(c) attached hereto, no Hazardous Materials are or, to the Knowledge of the Company, were stored, released or otherwise located, and no underground storage tanks or surface impoundments are or, to the Knowledge of the Company, were located, on the Leased Premises or, to the Knowledge of the Company, on adjacent parcels of real property, and to the Knowledge of the Company, no part of such real property nor any part of such adjacent parcels of real property, including the groundwater located thereon, is presently contaminated by Hazardous Materials.
          (d) Except as set forth on Schedule 2.18(d) attached hereto, the Company has been and is currently in compliance in all material respects with all applicable Environmental Laws, including obtaining and maintaining in effect all Permits required by applicable Environmental Laws.
          (e) The Company has provided or made available to Buyer all assessments, reports, data, results of investigations, audits and other information that is in the possession of the Company regarding environmental matters pertaining to the Company, or the compliance (or noncompliance) by the Company with any Environmental Laws.
          (f) The Company is not required by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Hazardous Materials, (ii) to remove or remediate Hazardous Materials, or (iii) to record or deliver to any person or entity any disclosure document or statement pertaining to environmental matters.
     2.19. Banks. Schedule 2.19 attached hereto sets forth: (i) the name of each bank, trust company, savings and loan associations or other financial institution and stock or other broker with which the Company has an account, credit line, or safe deposit box or vault; (ii) the names of all Persons authorized to draw thereon or to have access to any safe deposit box or vault; and (iii) the names of all Persons authorized by proxies, powers of attorney, or other like instrument to act on behalf of the Company in matters concerning any of its business or affairs. Except as otherwise set forth in Schedule 2.19, no such proxies, powers of attorney or other like instruments are irrevocable.
     2.20. Suppliers and Customers. Schedule 2.20 attached hereto sets forth (i) the 20 largest suppliers or service providers of the Company, based on payments made by the Company during the period commencing on February 1, 2007 and ending October 31, 2007, together with the dollar amount of payments made by the Company to each such supplier or service provider during such period, and (ii) the 20 largest customers and clients of the Company, based on gross revenues earned by the Company during the period commencing on February 1, 2007 and ending October 31, 2007, together with the dollar amount of goods and/or services sold by the Company to each such customer or client during such period. Except as otherwise set forth in Schedule 2.20, the Company maintains good relations with all suppliers and customers listed in Schedule 2.20 as well as with governments, partners, financing sources, and other Persons with whom the Company has significant relations, and no such party has canceled, terminated, or, to the Knowledge of the Company, made any threat to the Company to cancel or otherwise terminate its relationship with the Company or to materially decrease its services or supplies to the Company or its direct or indirect purchase or usage of the products or services of the Company.
     2.21. Transactions With Affiliates. Except as set forth on Schedule 2.21 attached hereto and except for (i) normal advances to Company employees in the Ordinary Course of Business not exceeding $50,000 in the aggregate, (ii) payment of compensation for employment to Company employees consistent with past practices, and (iii) participation in Plans by Company employees, the Company has not purchased, acquired, or leased any property or services from, or sold, transferred, or leased any property or services to, or loaned or advanced any money to, or borrowed any money from, or entered into or been subject to any management, consulting, or similar agreement with, or engaged in any other transaction with any member, manager, or officer of the Company or any of its Affiliates except with Avnet in the Ordinary Course of Business. Except as set forth on Schedule 2.21, no Affiliate of the Company is indebted to the Company for money borrowed or other loans or advances, and the Company is not indebted to any such Affiliate.
     2.22. Taxes. (a) The Company has timely paid all Taxes that are required to be paid other than those (i) currently payable without penalty or interest, or (ii) being contested in good faith by appropriate proceedings properly instituted and diligently pursued, and in the case of both clauses (i) and (ii) are fully reserved for on the Most Recent Balance Sheet; (b) the Company has timely filed all Tax Returns required to be filed by the Company and all such Tax Returns are true, correct, and complete in all material respects and were prepared in accordance with all applicable Legal Requirements; (c) the Company has duly withheld, collected, and deposited all foreign, federal, state, and local Taxes that it is required to withhold, collect, and deposit; (d) there are no Tax Liens on the assets of the Company, other than any Liens for real property Taxes not yet due; (e) there are no outstanding deficiencies asserted or, to the Knowledge of the Company, proposed assessments of Taxes or pending or threatened Tax-related claims against the Company with respect to the membership interests or the assets; (f) there are no material Tax audits pending in respect of the business or assets of the Company; (g) the Company is not a party to any Tax indemnity, Tax allocation, or Tax sharing agreement, or any other agreement where liability is determined by reference to the Tax liability of a third party, or any similar agreement, contract, or arrangement that remains in effect after the Closing; (h) since inception, the Company has been either disregarded as an entity separate from its owners for Federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1) or has been treated as a partnership for Federal, state, and local income Tax purposes (and, therefore, has never been classified as an association taxable as a corporation for Federal, state, and local income Tax purposes); (i) no claim has ever been made by any Tax Authority in any jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction; (k) the Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (l) except as set forth on Schedule 2.22 attached hereto, there is not currently in effect any tax abatement or similar tax incentive or credit program or agreement related to or affecting the Company with respect to its business, its assets, or the Leased Premises.
     2.23. Labor and Employment Matters.
          (a) The Company is not and, to the Knowledge of the Company, has not, engaged in any material unfair labor practice as defined in the National Labor Relations Act or any similar unlawful or unfair practices act that would reasonably be expected to violate in any material respects any Legal Requirement comparable or similar to the National Labor Relations Act.
          (b) No labor union, labor organization, trade union, works council, or group of employees of the Company has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. To the Knowledge of the Company, there are no labor union organizing activities with respect to any employees of the Company. There are no pending or, to the Knowledge of the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages or similar disputes of any kind against or affecting the Company which, if individually or collectively resolved against the Company, as the case may be, would reasonably be expected to result in a Material Adverse Effect.
          (c) Except as would not reasonably be expected to result in a Material Adverse Effect, the Company is and has been in compliance with all applicable Legal Requirements respecting employment and employment practices, including, without limitation, all Legal Requirements respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, affirmative action, disability rights or benefits, equal opportunity, plant closures and layoffs, workers’ compensation, labor relations, employee consultation, privacy, data protection, severance, redundancy, employee classification (including, without limitation, the Fair Labor Standards Act), independent contractors and consultants, loans, or advances to employees, consultants or independent contractors, wage withholding, employee leave or time-off issues and unemployment insurance, and there is not currently pending against the Company any material complaint, action or other proceeding respecting any of the foregoing by any employee or Governmental Authority.
          (d) Except as set forth on Schedule 2.23 attached hereto, the Company is not delinquent with respect to any material payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid. The Company is not a party to, or otherwise bound by, any order or determination issued by any Governmental Authorities relating to employees or employment practices.

          (e) True and complete copies of all written personnel manuals, handbooks, policies, rules or procedures applicable to employees of the Company have heretofore been made available to Buyer.
          (f) Schedule 2.23 sets forth all employment agreements that modify the at-will employment of any employee and severance agreements with current officers or employees to which the Company is a party or is bound. Except as set forth on Schedule 2.23, no such agreement with any former officer or employee exists under which the Company has any remaining obligations to make severance payments or to provide benefits.
          (g) The Company is not currently engaged in, or is planning to engage in, any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign Law. Schedule 2.23 contains a true and complete list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) or similar loss of employment as defined under any foreign, state or local law at any site of employment or facility of the Company during the 90-day period prior to the date of this Agreement. Schedule 2.23 shall be updated three Business Days prior to the Closing with respect to the 90-day period prior to the Closing.
          (h) Except as set forth in Schedule 2.23, to the Knowledge of the Company no employee of the Company is in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement or restrictive covenant to a former employer of any such employee relating to the right of any such employee to be employed by the Company.
     2.24. Broker’s Fees. Except as set forth in Schedule 2.24 attached hereto, the Company does not have any liability or obligation to pay any broker’s or finder’s fee or any other commission or similar fee to any broker, finder, investment banker, financial advisor, agent or other firm or Person with respect to this Agreement or consummation of the Merger.
     2.25. Full Disclosure. The Company has furnished to Buyer all facts that are material to the Special Indemnity Matter that are within the Knowledge of the Company.
ARTICLE III — REPRESENTATIONS AND WARRANTIES
OF BUYER AND ACQUISITION SUB
     Buyer and Acquisition Sub hereby represent and warrant to the Company that:
     3.1. Existence and Qualification. Buyer is a corporation and Acquisition Sub is a limited liability company, each duly organized and validly existing under the laws of the state of Delaware, and each has the requisite power to own, manage, lease, and hold its respective properties as and where such properties are presently located and to conduct its respective business as such business is presently conducted. Buyer and Acquisition Sub are each duly qualified to do business and are in good standing as a foreign corporation or limited liability company, as applicable, in each of the jurisdictions where the character of its respective properties or the nature of its respective business requires it to be so qualified, except where such failures would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate the Closing.
     3.2. Authority, Approval, and Enforceability. This Agreement has been duly executed and delivered by Buyer and Acquisition Sub and Buyer and Acquisition Sub each have all requisite power and legal capacity to execute and deliver this Agreement and all Collateral Agreements executed and delivered or to be executed and delivered by Buyer or Acquisition Sub, respectively, in connection with the Closing, to consummate the Merger, and to perform its respective obligations hereunder and under the

Collateral Agreements. The execution and delivery of this Agreement and the Collateral Agreements and the consummation of the Merger have been duly and validly authorized and approved by all action necessary on behalf of Buyer and Acquisition Sub. This Agreement and each Collateral Agreement to which Buyer or Acquisition Sub is a party constitutes, or upon execution and delivery will constitute, the legal, valid, and binding obligation of Buyer and Acquisition Sub, respectively, enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium, or similar laws and judicial decisions from time to time in effect that affect creditors’ rights generally.
     3.3. No Default or Consents. Except as otherwise set forth in Schedule 3.3 attached hereto, neither the execution and delivery of this Agreement or the Collateral Agreements nor the consummation of the Merger will:
          (a) violate or conflict with any of the terms, conditions, or provisions of Buyer’s Certificate of Incorporation or its Bylaws or Acquisition Sub’s Certificate of Formation or Limited Liability Company Agreement;
          (b) violate any Legal Requirements applicable to Buyer or Acquisition Sub;
          (c) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any contract or Permit applicable to Buyer or Acquisition Sub; or
          (d) require Buyer or Acquisition Sub to obtain or make any waiver, consent, action, approval, or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any Governmental Authority, excluding from the foregoing clauses (b), (c) and (d) such violations, conflicts, breaches, defaults, waivers, consents, actions, approvals or creations which would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate the Merger.
     3.4. No Proceedings. No suit, action, or other proceeding is pending or, to Buyer’s or Acquisition Sub’s knowledge, threatened before any Governmental Authority seeking to restrain Buyer or Acquisition Sub or prohibit its entry into this Agreement or the Collateral Agreements or prohibit the Closing, or seeking Damages against Buyer or Acquisition Sub or its properties as a result of the consummation of the Merger.
     3.5. Broker’s Fees. Except as set forth in Schedule 3.5 attached hereto, neither Buyer nor Acquisition Sub has any liability or obligation to pay any broker’s or finder’s fee or any other commission or similar fee to any broker, finder, investment banker, financial advisor, agent or other firm or Person with respect to the this Agreement or consummation of the Merger.
     3.6. Availability of Funds. Buyer has obtained a written financing commitment from a financial institution for a portion of the Purchase Price (the “Commitment Letter”), which, together with Buyer’s cash on hand, constitutes sufficient funds to pay the Purchase Price and to make other necessary payments by Buyer in connection with the Merger and to pay all of Buyer’s related fees and expenses. Buyer will have available to it on the Closing Date sufficient funds to pay such amounts. Buyer has delivered to the Company true, correct, and complete copies of the Commitment Letter. The Commitment Letter is valid and in full force and effect, and Buyer is not in default of any of its obligations thereunder.

ARTICLE IV — COVENANTS
     4.1. Access; Confidentiality.
          (a) From the date of this Agreement to the Effective Time, the Company shall permit Buyer and its authorized employees, agents, accountants, legal counsel, and other representatives to have reasonable access to the books, records, employees, counsel, accountants, engineers, and other representatives of the Company at times reasonably requested by Buyer. The Company shall allow Buyer reasonable access to, and the right to inspect, the Company’s facilities, equipment and other assets (including for purposes of conducting environmental investigations, including soil and groundwater sampling upon the Company’s consent, which shall not be unreasonably withheld or delayed), except to the extent that such assets are operated by a third-party operator, in which case the Company shall use commercially reasonable efforts to cause the operator of such assets to allow Buyer access to, and the right to inspect, such assets.
          (b) Each party hereby acknowledges that any information provided or made available by such party or on such party’s behalf to the other party pursuant to this Section 4.1 or any other provision of this Agreement, or otherwise in respect or contemplation of this Agreement, the Merger or the parties’ respective businesses, shall be deemed “Proprietary Information” within the meaning of the Confidentiality Agreement and shall be treated as confidential by the receiving party, and the receiving party shall cause its Affiliates, accountants and other representatives to whom such information is provided or made available to treat it as confidential, in accordance with the Confidentiality Agreement.
     4.2. Company’s Conduct of Business and Operations. From the date of this Agreement to the Effective Time, the Company shall keep Buyer reasonably advised as to all material operations relating to the Company to the extent permitted by applicable Legal Requirements. In addition, the Company shall: (a) conduct the Company’s business in the Ordinary Course of Business; (b) maintain and operate the Company’s assets in a good and workmanlike manner; (c) pay or cause to be paid all costs and expenses (including but not limited to insurance premiums) incurred in connection therewith in a timely manner; (d) use commercially reasonable efforts to keep all Material Contracts in full force and effect; (e) comply in all material respects with all of the covenants contained in all such Material Contracts; (f) maintain in force insurance policies equivalent to those in effect on the date hereof; (g) comply in all material respects with all applicable Legal Requirements; (h) use commercially reasonable efforts to obtain any required third-party consents disclosed on Schedule 2.4 prior to the Closing; (i) pay all insurance premiums and other payments when they become due and payable; and (j) use commercially reasonable efforts to preserve substantially intact its current business organization, to keep available the services of its current officers, vice-presidents, and those directors listed on Schedule 4.2 attached hereto, and to preserve its relationships with significant franchisees, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors, and others having significant business dealings with it.
     4.3. General Restrictions. Except as otherwise expressly permitted in this Agreement, without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, the Company shall not:
          (a) create, incur, assume, guarantee, or otherwise become liable or obligated with respect to any Indebtedness, or make any loan or advance to, or any investment in, any Person, except (i) for borrowings and repayments in the Ordinary Course of Business under the Company’s working capital and/or flooring facilities, in each case in effect on the date hereof or (ii) other third party Indebtedness not to exceed $50,000 in the aggregate;

          (b) file any amendment to any Tax Return, make any change in any election relating to Taxes already made, adopt or change any accounting method relating to Taxes, enter into any closing agreement relating to any Taxes, settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or waiver of the statutory period of limitations for any such claim or assessment, or make any new election, with respect to any Tax law in any jurisdiction, which election could have an effect on the Tax treatment of the Company;
          (c) sell, transfer, lease, mortgage, encumber, or otherwise dispose of, or agree to sell, transfer, lease, mortgage, encumber, or otherwise dispose of, any of the Company’s assets except (i) dispositions pursuant to any Material Contract, (ii) sales of Inventory in the Ordinary Course of Business or (iii) other dispositions not exceeding $50,000 in the aggregate;
          (d) settle any material claim or litigation in any proceeding before any Governmental Authority or any arbitrator, including any employment-related claim or litigation, in each case made or pending against the Company, except any claim or litigation not exceeding $50,000 in each instance or $250,000 in the aggregate;
          (e) other than in accordance with the Company’s capital expenditure plan previously provided to Buyer in writing, incur or approve, or enter into any agreement or commitment to make, any individual expenditure in excess of $50,000 (other than those required pursuant to any Contract specified in Schedule 2.14(a));
          (f) maintain its books of account other than in the usual, regular, and ordinary manner in accordance with GAAP and on a basis consistent with prior periods or make any change in any of its accounting methods, principles or practices, except as required under GAAP;
          (g) accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when they would have been collected in the Ordinary Course of Business or write-down or revalue accounts receivable, except as required under GAAP;
          (h) delay or accelerate payment of any accrued expense, trade payable, or other liability beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course of Business;
          (i) except as set forth in Section 4.3(j), adopt or modify any Plan;
          (j) change the compensation or incentives payable to any employee other than pay raises to non-executive employees in the Ordinary Course of Business (for the avoidance of doubt, (i) the parties hereto specifically agree that Buyer will review and comment on any incentive or compensation Plan for non-executive employees within three Business Days following receipt by Buyer with any delay beyond such three Business Day period deemed unreasonable, and (ii) the parties hereto specifically agree that the Company may pay employee bonuses consistent with existing Plans);
          (k) (i) amend or change its Certificate of Formation or Company Operating Agreement; (ii) issue, sell, transfer, pledge, dispose of or encumber any membership interests or other securities (equity, debt, convertible or otherwise) of the Company; (iii) declare, set aside, or pay any dividend or other distribution payable in cash or property with respect to any membership interests or other securities of the Company; provided, however, that the Company shall have the right to distribute to each Member, pursuant to the Company Operating Agreement, the aggregate amount by which (A) federal and state income taxes that would be payable by a Member who is an individual resident of Arizona who pays tax at the highest marginal federal and state tax rate (taking into account the deductibility of state income taxes) with respect to the income of the Company allocated to such Member

(taking into account the character of such income and treating all such income as subject to tax only in Arizona) for the current fiscal year of the Company and for all prior fiscal years, and after giving effect to all deductions and losses of the Company allocated to such Member for the current fiscal year and prior fiscal years, if applicable, exceeds (B) all amounts previously distributed (or deemed distributed) to such Member in respect of its membership interest pursuant to the Company Operating Agreement; (iv) split, combine or reclassify any membership interests or other securities of the Company; or (v) redeem, purchase or otherwise acquire directly or indirectly any membership interests or other securities of the Company;
          (l) sell, license or transfer to any person or entity any Intellectual Property Rights or enter into any agreement with respect to the Intellectual Property Rights with any Person, in each case other than in the Ordinary Course of Business or pursuant to any Contract specified in Schedule 2.16(e);
          (m) organize any Subsidiary or acquire any capital stock or other equity securities, or equity or ownership interest (or any right or option to receive any of the foregoing) in the business or assets, of any other Person;
          (n) modify or amend in any material respect or terminate any of its Material Contracts or enter into any contract, agreement, or other arrangement which if in effect as of the date of this Agreement would constitute a Material Contract;
          (o) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization;
          (p) change any members of senior management of the Company other than in connection with a termination for cause or resignation, in which case any replacement senior manager shall be subject to Buyer’s consent;
          (q) engage in any material activities or transactions outside the Ordinary Course of Business; or
          (r) commit to do any of the foregoing.
     4.4. Notice Regarding Changes. The Company shall promptly inform Buyer in writing of any change in facts and circumstances that could (i) render any of the representations and warranties made herein by the Company inaccurate or misleading in any material respect, or (ii) constitute or result in a material breach by the Company of, or a failure by the Company to comply with, any agreement or covenant in this Agreement applicable to it. Any disclosure made by the Company to Buyer pursuant to this Section 4.4 shall not be deemed to amend any representation, warranty, agreement or covenant of the Company for purposes of the closing conditions in Section 5.3 or Buyer’s right to terminate this Agreement pursuant to Section 7.1. Buyer shall promptly inform the Company in writing of any change in facts and circumstances that could (i) render any of the representations and warranties made herein by Buyer or Acquisition Sub inaccurate or misleading in any material respect, or (ii) constitute or result in a material breach by Buyer or Acquisition Sub of, or a failure by Buyer or Acquisition Sub to comply with, any agreement or covenant in this Agreement applicable to either of them. Any disclosure made by Buyer to the Company pursuant to this Section 4.4 shall not be deemed to amend any representation, warranty, agreement or covenant of Buyer or Acquisition Sub for purposes of the closing conditions in Section 5.2 or the Company’s right to terminate this Agreement pursuant to Section 7.1. Without limiting the generality of the foregoing, from the date of this Agreement to the Effective Time, Buyer is entitled to prompt notice of the events (and copies of any documents so specifically identified) set forth in Schedule 4.4 attached hereto.

     4.5. Efforts and Actions to Cause Closing to Occur.
          (a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Buyer and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable to consummate the Merger as promptly as practicable, including the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Authorities.
          (b) If any party hereto or Affiliate thereof receives a request for information or documentary material from any Governmental Authorities with respect to this Agreement or the Merger, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.
          (c) Without limiting the generality of the undertakings set forth in this Section 4.5, Buyer and the Company, as applicable, shall use their respective reasonable best efforts to (i) file as soon as practicable notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) and under any applicable foreign anti-trust laws to permit consummation of the Merger, (ii) make all necessary applications, filings and/or notifications as soon as practicable with the New York Public Service Commission (the “NYPSC”), including a request for issuance of an NYPSC 90-day approval letter, and the Federal Communications Commission (“FCC”) to permit consummation of the Merger, and (iii) respond as promptly as practicable to any inquiries received from the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the NYPSC, the FCC, and any State Attorney General or any applicable foreign governmental antitrust authority or any other Governmental Entity for additional information or documentation.
          (d) Notwithstanding the foregoing or any other covenant contained herein, in connection with the receipt of any necessary approvals from Governmental Authorities, including under the HSR Act or under any applicable foreign anti-trust laws, nothing shall require Buyer to (i) divest or hold separate any material part of its or the Company’s businesses or operations (or of a combination of Buyer’s and the Company’ businesses or operations) or (ii) agree not to compete in any geographic area or line of business or agree to take, or not to take, any other action or comply with any other term or condition, in such a manner as would reasonably be expected to result in a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of Buyer or the Company.
     4.6. Payoff and Estoppel Letters. Prior to Closing, the Company shall use commercially reasonable efforts to obtain payoff and estoppel letters with respect to all Indebtedness to be repaid at Closing.
     4.7. No Negotiation. Until such time as this Agreement shall be terminated in accordance with Section 7.1 hereof or the Closing occurs, the Company shall not, and shall cause its Affiliates not to, directly or indirectly, solicit, initiate, encourage, or entertain any inquiries, offers or proposals from, discuss or negotiate with, provide any nonpublic information to, or consider the merits of any inquiries, offers or proposals from any Person (other than Buyer or its Affiliates) relating to any business combination transaction involving the Company, including the sale of the Company’s membership interests, the merger or consolidation of the Company, or the sale of a material portion of the Company’s assets. The Company shall notify Buyer immediately if any Person makes any proposal, offer, counter-offer, inquiry or contact with respect to any of the foregoing, including a summary of the terms of such proposal, offer, counter-offer, inquiry or contact and the identity of the Person making it.
     4.8. Further Assurances. At any time and from time to time, each party to this Agreement agrees, subject to the terms and conditions of this Agreement, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement as expeditiously as reasonably practicable.
     4.9. Publicity. The Company and Buyer shall consult with each other before issuing any press release or public announcement concerning this Agreement or the Merger, provided that nothing contained in this Section 4.9 shall restrict any party hereto from timely making any such release or announcement required by any Legal Requirement.
     4.10. Company Benefit Plans.
          (a) Prior to the Effective Time, the Company shall take all action as is necessary to terminate all Options, including without limitation, delivering to the holders of Options appropriate notices, in form and substance reasonably acceptable to Buyer, so that at and after the Effective Time, no current or former employee, director, consultant, or other person shall have any option to purchase or right to receive any membership or other interest in the Company for his or her benefit.
          (b) Not more than ten nor less than three Business Days prior to the anticipated Effective Time, the Company shall, to the fullest extent permitted by applicable law, deliver to Buyer a list, in form reasonably acceptable to Buyer, of the number of Options expected to be cancelled in accordance with Section 1.8(c), the exercise price of each such Option, and the names of the holders thereof and in each case together with the applicable mailing addresses, tax identification numbers and other information relating to such holders and participants as Buyer may reasonably require in connection with the payments to be made pursuant to Section 1.9 (the “Option Schedule”). Buyer may take such actions, as promptly as practicable, prior to any payments to be made under Section 1.9, as are reasonably necessary and appropriate in order to verify the right of any person to receive such a payment, the identifying information relating to such person and whether any withholding is required with respect thereto and, if so, the amount thereof. On the Closing Date, the Company shall deliver to Buyer an updated, accurate and complete Option Schedule.
          (c) Unless otherwise notified by Buyer in writing at least five (5) business days prior to the Closing Date, the Company shall, effective as of at least one (1) day prior to the Closing Date but subject to the consummation of the transactions contemplated hereby, have terminated the Calence, LLC 401(k) Plan (the “401(k) Plan”) and no further contributions shall be made to the 401(k) Plan for any payroll dates on or after such termination.
     4.11. No Contractual Appraisal Rights. The parties agree that no contractual appraisal rights in connection with this Agreement and the consummation of the Merger shall be provided to any Member or any other holder from time to time of any class or group or series of membership interests in the Company.
ARTICLE V — CONDITIONS TO COMPANY’S AND BUYER’S OBLIGATIONS
     5.1. Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver at or prior to the Effective Time of the following conditions:

          (a) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.
          (b) No Legal Requirement shall have been enacted or promulgated by any Governmental Authority that makes the Merger illegal, results in material damages or imposes material restrictions or conditions on the post-Closing operations of Buyer or its Subsidiaries or the Surviving Company, or otherwise prohibits the consummation of the Merger; there shall not be a temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) in effect preventing the consummation of the Merger.
          (c) Each consent set forth on Schedule 5.1(c) shall have been obtained and be in full force and effect.
     5.2. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver of the following conditions:
          (a) All representations and warranties of Buyer contained in this Agreement shall have been true and correct (without giving effect to any materiality qualifiers) as of the date hereof and, except for representations and warranties that speak as of a specific date other than the Closing Date, which need only be true and correct (without giving effect to any materiality qualifiers) as of such specific date, as of the Closing Date, except where the failure of such representations and warranties to be true and correct, in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the Merger or perform its obligations under this Agreement.
          (b) Buyer shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing.
          (c) The Company shall have received a certificate signed by an appropriate officer of Buyer, dated the Closing Date, to the effect set forth in clauses (a) and (b) of this Section 5.2.
          (d) The Company shall have received a copy of the Escrow Agreement duly executed and delivered by the Escrow Agent, Buyer, Acquisition Sub, and Member Agent.
     5.3. Conditions to Obligations of Buyer. The obligations of Buyer and Acquisition Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by applicable law) waiver by Buyer and Acquisition Sub of the following conditions:
          (a) All representations and warranties of the Company contained in this Agreement and all representations and warranties of the parties to the Support Agreement (other than Buyer and Acquisition Sub) contained in the Support Agreement shall have been true and correct (without giving effect to any materiality qualifiers) as of the date hereof and, except for representations and warranties that speak as of a specific date other than the Closing Date, which need only be true and correct (without giving effect to any materiality qualifiers) as of such specific date, as of the Closing Date, except where the failure of such representations and warranties to be true and correct, in the aggregate, would not reasonably be expected to have a Material Adverse Effect; provided, that, solely with respect to representations and warranties made or deemed made as of the Closing Date, the E-Rate Business shall be excluded in determining whether this exception is applicable.

          (b) The Company shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed and satisfied by the Company at or prior to the Closing.
          (c) Since the date hereof, there shall not have been any event, circumstance, change, or effect that, individually or in the aggregate, had a Material Adverse Effect; provided, that the E-Rate Business shall be excluded in determining whether this condition has been satisfied.
          (d) Except as set forth on Schedule 5.3(d) attached hereto, all Contracts between the Company and any Affiliates thereof shall have been terminated in all respects on terms reasonably satisfactory to Buyer, and all obligations, claims, or entitlements thereunder shall be unconditionally waived and released by such Affiliates and written evidence thereof reasonably satisfactory in form and substance to Buyer shall have been delivered to Buyer.
          (e) Buyer shall have received copies of “payoff” or “estoppel” letters or other evidence, reasonably satisfactory to it, of the termination and release, at or prior to Closing, of all Indebtedness and any and all Liens that encumber any assets of the Company other than Permitted Liens.
          (f) Buyer shall have received a copy of the Employment Agreement duly executed and delivered by Michael F. Fong in substantially the form attached hereto as Exhibit B.
          (g) The persons identified on Schedule 5.3(g) attached hereto shall have executed and delivered to Buyer Non-Competition Agreements in substantially the form attached hereto as Exhibit C.
          (h) Each third-party consent set forth on Schedule 5.3(h) attached hereto shall have been obtained and be in full force and effect.
          (i) Buyer shall have received a certificate signed by an appropriate officer of Buyer, dated the Closing Date, to the effect set forth in clauses (a) and (b) of this Section 5.3 and confirming that Buyer has received notice of any matters (and receipt of any documents specifically identified) set forth in Schedule 4.4 attached hereto.
          (j) Buyer shall have received a copy of the Escrow Agreement duly executed and delivered by the Escrow Agent and Member Agent.
          (k) Buyer shall have received a copy of the Support Agreement (the “Support Agreement”) duly executed and delivered by each of the parties thereto in substantially the form attached hereto as Exhibit D.
          (l) Buyer shall have received a legal opinion from Greenberg Traurig, LLP, counsel to the Company, in substantially the form attached hereto as Exhibit E.
          (m) The NYPSC shall have approved the change of control of the Company’s Certificate of Public Necessity and Convenience in connection with the Merger, or indicated that such approval is not required (it being specifically agreed that this condition shall be satisfied upon receipt of a letter from the NYPSC stating that the change of control will be deemed approved by operation of law on a date that is 90 days from the date of filing of the related petition with the NYPSC).
          (n) The FCC shall have approved the transfer of control of the Company in connection with the Merger.

          (o) Buyer shall have received evidence reasonably satisfactory to it that all Contracts listed on Schedule 5.3(o) have been properly assigned to the Company and all necessary consents in connection therewith have been obtained.
ARTICLE VI — TAX MATTERS
     6.1. Tax Returns; Taxes.
          (a) From the date of this Agreement until Closing, the Company shall: (a) file all Tax Returns required to be filed prior to the Closing Date, (b) pay or cause to be paid all Taxes required to be paid prior to the Closing Date, other than any Taxes the payment of which may be deferred without penalty or interest, or being contested in good faith, and (c) from and after the Closing Date, Buyer shall abide by all rules and regulations and timely make any required filings (including the filing of any Tax Returns); provided, however, that the Members as of the date of this Agreement shall prepare and file any Tax Returns with respect to income Taxes for any taxable periods beginning before the Closing Date and ending after the Closing Date.
          (b) Through the Closing, Company shall continue to be treated as a partnership or disregarded entity separate from the Members for federal, state and local income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1), and the Members shall reflect the operations of the Company through the Closing Date on their federal income Tax Returns. The income of the Company will be apportioned to the period through, but excluding the Closing Date, and the period beginning on and following the Closing Date by closing the books of the Company as of the Closing Date.
          (c) Buyer and Members shall cooperate fully, and Buyer shall cause the Company to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 6.1 and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to Taxes. Such cooperation shall include access to, the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding, and making employees or consultants available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Members will, and Buyer will cause the Company to, retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the earlier of six years after the Closing Date or the expiration of the applicable statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority. Buyer and the Company each agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the Merger.
          (d) Within 30 days after the Closing Date, Buyer and the Members shall cooperate in good faith to prepare an allocation of the Purchase Price among the assets of the Company in accordance with Section 1060 of the Code. If Buyer and the Members disagree on any aspect of the allocation, Buyer and the Members agree to use commercially reasonable efforts to resolve any such disagreement. Any allocation of the Purchase Price agreed to pursuant to this subsection shall be binding on Buyer and the Members for all Tax reporting purposes except that neither party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim, or similar proceedings.
          (e) In the event that a dispute arises between Buyer and the Members as to the computation of the amount of Taxes under this Section 6.1 or the allocation of the Purchase Price under this Section 6.1, the Parties shall attempt in good faith to resolve such dispute, and any amount so agreed upon shall be paid to the appropriate Party. If such dispute is not resolved within thirty (30) days thereafter, the Parties shall submit the dispute to the Independent Accountants for resolution, which resolution shall be final, conclusive and binding on the Parties. Notwithstanding anything in this Agreement to the contrary, the fees and expenses of the Independent Accountants in resolving the dispute shall be borne equally by the Members and Buyer. Any payment required to be made as a result of the resolution of the dispute by the Independent Accountants shall be made within ten (10) days after such resolution, together with any interest determined by the Independent Accountant to be appropriate.
ARTICLE VII — TERMINATION
     7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time:
          (a) by the mutual written consent of Buyer and the Company;
          (b) by either Buyer or the Company;
          (i) if any Restraint having any of the effects set forth in Section 5.1(b) shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(i) shall have used commercially reasonable efforts to prevent the entry of and to remove such Restraint; or
          (ii) if the Merger shall not have been consummated on or prior to May 31, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party if the failure of such party to perform any of its obligations under this Agreement, the failure to act in good faith, or the failure to use its commercially reasonable efforts to consummate the Merger has been the cause of or resulted in the failure of the Merger to be consummated on or before such date; provided, further that if either such party determines that additional time is necessary in connection with obtaining any consent, approval, permit or authorization from Governmental Authorities, including under the HSR Act or under any applicable foreign anti-trust laws, or from the NYPSC or FCC and such party reasonably believes that such consent, approval, permit, or authorization can be obtained on terms and conditions that satisfy Section 4.5(d), the Termination Date may be extended by either such party from time to time by written notice to the other party to a date not beyond July 31, 2008;
          (c) by the Company, if there has been a material breach of any representation, warranty, agreement or covenant of Buyer in this Agreement, which breach shall have not been cured within thirty Business Days after written notice thereof from the Company or which breach cannot be cured within thirty Business Days, provided that such breach shall have rendered the conditions set forth in Section 5.2 incapable of fulfillment on or before the Termination Date (as extended pursuant to Section 7.1(b)(ii), if applicable);
          (d) by Buyer, if there has been a material breach of any representation, warranty, agreement or covenant of the Company in this Agreement, which breach shall have not been cured within thirty Business Days after written notice thereof from Buyer or which breach cannot be cured within thirty Business Days, provided that such breach shall have rendered the conditions set forth in Section 5.3 incapable of fulfillment on or before the Termination Date (as extended pursuant to Section 7.1(b)(ii), if applicable); or
          (e) by Buyer upon the occurrence of any of the events described in Schedule 7.1(e) attached hereto.

     7.2. Effect of Termination. Except as otherwise provided in Section 7.3, in the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall become void and there shall be no liability on the part of either party except (a) for the provisions of Section 4.1(b) (Confidentiality), Section 4.9 (Publicity), this Article VII, and Article IX (Miscellaneous), and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement or any other agreement made as of the date hereof or subsequent thereto pursuant to this Agreement.
     7.3. Termination Fee. If the Company commits a willful and material breach of any representation, warranty, agreement, or covenant in this Agreement or if any party under the Support Agreement (other than Buyer) commits a willful and material breach of any representation, warranty, agreement, or covenant under the Support Agreement (it being understood and agreed that any breach under Section 8 of the Support Agreement shall be deemed willful and material), and Buyer terminates this Agreement pursuant to Section 7.1(d) as a result of such breach, and, within 12 months following the date of such termination, the Company, Calence Holdings, Inc., Avnet, or any of their respective Affiliates enters into a transaction or series of related transactions, pursuant to which all or any such parties agree to sell, transfer, convey or otherwise dispose of all or substantially all of the equity interests, business, assets or operations of the Company or any other Person that hereafter becomes a Subsidiary of the Company, then the Company agrees to pay Buyer a termination fee of $3,000,000 in cash within two Business days following the consummation of such transaction or transactions. Any payment required to be made pursuant to this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated by Buyer and shall bear interest at 10% per annum from the date such payment becomes due.
ARTICLE VIII — INDEMNIFICATION
     8.1. Indemnification; Remedies.
          (a) From and after the Effective Time, the Members (as constituted immediately prior to the Effective Time), solely out of the Escrow Fund, shall indemnify, defend, and hold harmless Buyer and its Subsidiaries, Affiliates, successors, assigns, officers, directors, stockholders, and employees from and against all Damages incurred by any of them that arise out of or result from (i) any breach of any representation or warranty contained in Article II of this Agreement, or (ii) any breach by the Company of any of its covenants in this Agreement.
          (b) From and after the Effective Time, Buyer shall indemnify, defend, and hold harmless the Members (as constituted immediately prior to the Effective Time) and their respective Affiliates, successors, assigns, officers, directors, members, and employees from and against all Damages incurred by any of them that arise out of or result from (i) any breach of Buyer’s representations and warranties contained in Article III of this Agreement, or (ii) any breach by Buyer of any of its covenants in this Agreement. Such obligation to indemnify under this Section 8.1(b) shall terminate on the earlier of (x) the date that is three years following the Effective Time and (y) March 31, 2011, unless before such termination date Member Agent shall have delivered to Buyer a Claim Notice with respect to which any claim for indemnification set forth therein has not been finally resolved as contemplated by this Article VIII as of the expiration of such period, in which case such obligation to indemnify shall continue beyond such period but only with respect to any such unresolved claim and only until such unresolved claim is finally resolved as contemplated by this Article VIII.
     8.2. Limitation on Liability.
          (a) With respect to indemnification under Section 8.1(a), such obligation to indemnify shall terminate on the later of (i) the twelve-month anniversary of the Closing and (ii) the earlier of (w) 30 days after the completion of Buyer’s financial audit for the year ending December 31,

2008 and (x) April 30, 2009, unless before such termination date Buyer shall have delivered to Member Agent a Claim Notice with respect to which any claim for indemnification set forth therein has not been finally resolved as contemplated by this Article VIII, in which case such obligation to indemnify shall continue beyond such period but only with respect to any such unresolved claim and only until such unresolved claim is finally resolved as contemplated by this Article VIII.
          (b) There shall be no obligation to indemnify under Section 8.1(a) unless the liability for all such indemnification claims hereunder, in the aggregate, exceeds $1,500,000 (the “Basket”), and then only to the extent of such excess. Once the Basket has been reached, the Members shall not have any liability for any individual claim for indemnity arising under Section 8.1(a) of $15,000 or less. The maximum liability of the Members with respect to indemnification arising under Section 8.1(a) shall not, in the aggregate, exceed the General Indemnification Escrow.
          (c) The amount of any Damages subject to indemnification under Section 8.1 shall be calculated net of any amounts that are actually recovered by Buyer or its Affiliates under insurance policies or other collateral sources (such as contractual indemnities of any Person that are contained outside this Agreement), and Buyer hereby covenants that, to the extent related to claims for indemnification already paid pursuant to Section 8.1, neither it nor its Affiliates will release any such collateral sources from any obligations those sources may have and that Buyer and its Affiliates will use commercially reasonable efforts to pursue all such insurance claims or other collateral sources promptly and in good faith. In the event any such amounts recoverable under insurance policies or other collateral sources are not received before any claim for indemnification is paid pursuant to Section 8.1, then Buyer and its Affiliates shall use commercially reasonable efforts to pursue such insurance policies or collateral sources, and in the event it receives any recovery, the amount of such recovery shall be applied first, to reimburse Buyer and its Affiliates for their out-of-pocket expenses (including reasonable attorneys’ fees) expended in pursuing such recovery, and second, to refund any payments made by the Members that would not have been so paid had such recovery been obtained prior to such payment. In addition, all Damages subject to indemnification hereunder shall be calculated net of any Tax Benefits that are realized by Buyer or its Affiliates as a result thereof; provided, however, that if such reduction in Tax liability of Buyer is subsequently required to be paid to a Governmental Authority, then the Members shall make a payment to Buyer in the amount equal to the excess of (i) the amount of such payment made by Buyer to the Governmental Authority over (ii) the Subsequent Tax Benefit.
     8.3. Notice of Claim; Defense.
          (a) For purposes of this Article VIII, a party making a claim for indemnity under Section 8.1(a) or 8.1(b) is hereinafter referred to as an “Indemnified Party” and the party against whom such claim is asserted is hereinafter referred to as the “Indemnifying Party.” All claims by any Indemnified Party under Section 8.1(a) or 8.1(b) hereof shall be asserted and resolved in accordance with the following provisions. If any claim, demand, investigation, action or proceeding (a “Proceeding”) for which an Indemnifying Party would be liable to an Indemnified Party is asserted against or sought to be collected from such Indemnified Party, said Indemnified Party shall promptly notify the Indemnifying Party in writing of such Proceeding stating with reasonable specificity the circumstances of the Indemnified Party’s claim for indemnification (a “Claim Notice”); provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are actually and materially prejudiced or to the extent that any applicable period set forth in Section 8.2(a) has expired without such notice being given. After receipt by the Indemnifying Party of such notice, then upon reasonable notice from the Indemnifying Party to the Indemnified Party, or upon the request of the Indemnified Party, the Indemnifying Party may elect to retain counsel reasonably acceptable to the relevant Indemnified Parties to represent such Indemnified Parties in connection with such Proceeding and shall pay the fees, charges and disbursements of such counsel, and shall take all actions necessary, including but not limited to the posting of such bond or other security as may be required by any Governmental Authority, so as to enable the Proceeding to be defended against or resolved without expense or other action by the Indemnified Party. The Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Proceeding, provided that (i) the Indemnifying Party may elect to control the defense of the Indemnified Parties in connection with such Proceeding and (ii) the Indemnified Parties and their counsel shall reasonably cooperate with the Indemnifying Party and its counsel in connection with such Proceeding. Notwithstanding the foregoing, if the Indemnifying Party elects not to retain counsel and assume control of such defense (or fails to give prompt notice of its intention to do so) or if conflicts of interests exist or arise between the Indemnifying Party and such Indemnified Party (other than with respect to the Proceeding), or different defenses are available with respect to such Proceeding, then the Indemnified Parties shall retain counsel reasonably acceptable to the Indemnifying Party (it being understood that counsel from any nationally recognized law firm shall be deemed reasonably acceptable) in connection with such Proceeding and assume control of the defense in connection with such Proceeding, and the reasonable fees, charges and disbursements of counsel selected by each Indemnified Party shall be reimbursed promptly by the Indemnifying Party. No compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s prior written consent unless: (A) there is no finding or admission of any violation of any Legal Requirement; (B) the sole relief provided is monetary damages, none of which are required to be paid by the Indemnified Party; and (C) such compromise of settlement contains a full and unconditional release of the Indemnified Party. Under no circumstances will the Indemnifying Party have any liability in connection with any settlement of any Proceeding that is entered into without its prior written consent (which consent shall not be unreasonably delayed or withheld).
          (b) From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its counsel, experts and representatives reasonable access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to the Claim Notice at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Parties).
          (c) Pursuant to this Section 8, notwithstanding the foregoing, in the case of any claim in respect of Taxes, both the Indemnifying Party and the Indemnified Party shall have the right to participate in and control any audit the resolution of which may give rise to a claim for Taxes in respect of which indemnification may be sought pursuant to Section 8.1, and the resolution of any such audit shall be subject to the approval of Buyer and Member Agent, which approval shall not be unreasonably withheld or delayed.
     8.4. Assumption of Indemnification Obligations. In the event that the Company or Buyer or any of their respective successors or assigns (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers or conveys all or a substantial portion of its properties and assets to any Person (whether by sale, merger, operation of law or otherwise), then, and in each such case and as a condition precedent to the validity of any such action, proper provision will be made so that the successors and assigns of the Company or Buyer, as the case may be, shall fully assume the obligations thereof set forth in Sections 8.1(a) and 8.1(b), as applicable.
     8.5. Member Agent. Member Agent has been duly appointed as agent for each Member, with power to act for and on behalf of the Members with respect to the Escrow Agreement, Article VIII and Sections 1.11 and 1.12. Member Agent is authorized to (a) give and receive notices and communications, (b) authorize delivery to Buyer of monies from the Escrow Fund in satisfaction of claims made by Buyer, (c) deliver notices of objection, (d) agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and (e) take all actions necessary or appropriate in the judgment of Member Agent to carry out his responsibilities, exercise his authority and represent the interests of the Members. Notices or communications to or from Member Agent will constitute notice to or from each of the Members.
ARTICLE IX — MISCELLANEOUS
     9.1. Costs and Expenses. Each of the parties to this Agreement shall bear its own expenses incurred in connection with the negotiation, preparation, execution, and delivery of this Agreement and the consummation of the Merger; provided, however, Buyer shall be responsible for paying any required HSR Act filing fees.
     9.2. Notices. Any notice, request, instruction, correspondence, or other document to be given hereunder by any party hereto to another (herein collectively called “Notice”) shall be in writing and delivered personally or mailed by registered or certified mail, postage prepaid and return receipt requested, or by telecopier, as follows:

IF TO BUYER OR ACQUISITION SUB:	Insight Enterprises, Inc. 1305 W. Auto Drive
Tempe, Arizona 85284
Attn.: Richard A. Fennessy
Fax No.: (480) 760-7868

With a copy (which shall not constitute Notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Attn.: Brian J. McCarthy, Esq.
Fax No.: (213) 621-5070

IF TO THE COMPANY:	Calence, LLC
1560 W. Fountainhead Pkwy., 2nd Floor
Tempe, Arizona 85282
Attn.: Michael F. Fong
Fax No.: (480) 212-7413

With a copy (which shall not constitute Notice) to:

Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
Attn.: Brian H. Blaney, Esq.
Fax No.: (602) 445-8000

And a copy (which shall not constitute Notice) to the Member Agent to:

Michael F. Fong
4627 East La Mirada Way
Phoenix, Arizona 85044
Each of the above addresses for notice purposes may be changed by providing appropriate notice hereunder. Notice given by personal delivery or registered mail shall be effective upon actual receipt. Notice given by telecopier shall be effective upon receipt by the sender of an electronic confirmation of delivery if received during the recipient’s normal business hours, or at the beginning of the recipient’s next normal business day after receipt if not received during the recipient’s normal business hours. All Notices by telecopier shall be confirmed by the sender thereof promptly after transmission in writing by first class mail or personal delivery. Anything to the contrary contained herein notwithstanding, Notices to any party hereto shall not be deemed effective with respect to such party until such Notice would, but for this sentence, be effective both as to such party and as to all other Persons to whom copies are provided above to be given.
     9.3. Governing Law. The provisions of this Agreement and the documents delivered pursuant hereto shall be governed by and construed in accordance with the laws of the state of Delaware (excluding any conflict of law rule or principle that would refer to the laws of another jurisdiction).
     9.4. Dispute Resolution. If there is a material dispute arising out of or relating to this Agreement (other than with respect to the determination of Final Closing Date Working Capital Amount and the Final Adjustment Due, which shall be subject to the provisions of Section 1.11, or any dispute over the amount of any Earn-Out Payments, which shall be resolved in accordance with Section 1.12) or any Collateral Agreement, then the parties will resolve such dispute in the following manner: (i) any party may at any time deliver to the other a written dispute notice setting forth a brief description of the issue; (ii) during the 45-day period following the delivery of the written dispute notice the parties will meet and seek to resolve the disputed issue through negotiation; and (iii) if the parties are unable to resolve the disputed issue through negotiation, then within 30 days after that 45-day period (or such longer period as the parties mutually agree upon), the parties will refer the issue to final and binding arbitration in Phoenix, Arizona in accordance with the then existing rules (the “Rules”) of the American Arbitration Association (“AAA”), and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof; provided, however, that the law applicable to any controversy shall be the law of the state of Delaware, regardless of principles of conflicts of laws. In any arbitration pursuant to this Agreement, (a) discovery shall be allowed and governed by the Arizona Rules of Civil Procedure, and (b) the award or decision shall be rendered by a majority of the members of a Board of Arbitration consisting of three members, one of whom shall be appointed by each of the parties and the third of whom shall be the chairman of the panel and be appointed by mutual agreement of the two party-appointed arbitrators; provided, however, that, persons eligible to be selected as arbitrators shall be limited to attorneys-at-law, each of whom (x) is on the AAA’s Large, Complex Case Panel or a Center for Public Resources (“CPR”) Panel of Distinguished Neutrals, or has professional credentials comparable to those of the attorneys listed on such AAA and CPR Panels, (y) has actively practiced law (in private practice) for at least 15 years concentrating in mergers and acquisitions, and (z) has not performed (or whose law firm has not performed) any material services to any of the parties hereto (or their respective Affiliates) at any time prior to his or her appointment as an arbitrator hereunder. In the event of the failure of the two party-appointed arbitrators to agree within 60 days after the commencement of the arbitration proceeding upon the appointment of the third arbitrator, the third arbitrator shall be appointed by the AAA in accordance with the Rules. In the event that either party shall fail to appoint an arbitrator within 30 days after the commencement of the arbitration proceedings, such arbitrator and the third arbitrator shall be appointed by the AAA in accordance with the Rules. Nothing set forth above shall be interpreted to prevent the parties from agreeing in writing to submit any dispute to a single arbitrator in lieu of a three-member Board of Arbitration. Upon the completion of the selection of the Board of Arbitration (or if the parties agree otherwise in writing, a single arbitrator), an award or decision shall be rendered within no more than 45 days. Notwithstanding the foregoing, the request by either party for preliminary or permanent injunctive relief, whether prohibitive or mandatory, shall not be subject to arbitration.
     9.5. Entire Agreement; Amendments and Waivers. This Agreement, together with all exhibits and schedules attached hereto, the Collateral Agreements and the Confidentiality Agreement constitute the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.
     9.6. Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns, but neither this Agreement nor any of the rights, benefits, or obligations hereunder shall be assigned, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties, except that Buyer may assign all or any portion of its rights, interests or obligations to one or more Subsidiaries of Buyer, which assignees may thereafter assign any such rights, interests or obligations to one or more Subsidiaries; provided, however, that no such assignment by Buyer or any such subsequent assignment shall relieve Buyer of any of its obligations hereunder.
     9.7. Remedies. Except as provided in Sections 7.2 and 7.3 and except in connection with the matters set forth in Section 1.12, the rights to indemnification provided for in Article VIII of this Agreement shall be the sole and exclusive remedy of any party hereto for any breach of representations, warranties or covenants, or any other matter set forth in this Agreement, provided that nothing in this Agreement shall limit any remedy of Buyer or the Company or their respective Affiliates or representatives at law or in equity for fraud.
     9.8. Exhibits and Schedules. The exhibits and Schedules referred to herein are attached hereto and incorporated herein by this reference. Disclosure of a specific item in any one Schedule shall be deemed disclosure in any other Schedule applicable to that specific item to the extent its applicability to such other Schedule is reasonably apparent on its face.
     9.9. Multiple Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     9.10. References and Construction.
          (a) Whenever required by the context, and as used in this Agreement, the singular number shall include the plural and pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identification of the Person may require. References to monetary amounts, specific named statutes and generally accepted accounting principles are intended to be and shall be construed as references to United States dollars, statutes of the United States of the stated name and GAAP, respectively, unless the context otherwise requires.

          (b) The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties acknowledges that it has been represented by an attorney in connection with the preparation and execution of this Agreement.
     9.11. Survival. Any provision of this Agreement that contemplates performance or the existence of obligations after the Closing Date, and any and all representations and warranties set forth in this Agreement, shall not be deemed to be merged into or waived by the execution and delivery of the instruments executed at the Closing, but shall expressly survive Closing and shall be binding upon the party or parties obligated thereby in accordance with the terms of this Agreement, subject to any limitations expressly set forth in this Agreement.
     9.12. Attorneys’ Fees. In the event any suit or other legal proceeding is brought for the enforcement of any of the provisions of this Agreement, including without limitation, any proceeding brought under Section 9.4 hereof, the parties hereto agree that the prevailing party or parties shall be entitled to recover from the other party or parties upon final judgment on the merits reasonable attorneys’ fees, including attorneys’ fees for any appeal, and costs incurred in bringing such suit or proceeding.
     9.13. Non-Foreign Affidavit. At or prior to Closing, each Member shall have delivered to Buyer an affidavit in accordance with the requirements of Treasury Regulation Section 1.1445-2 in substantially the form of Exhibit F hereto (the “Non-Foreign Affidavit”) along with written authorization for Buyer to deliver such Non-Foreign Affidavit to the Internal Revenue Service; provided, however, that if a Member fails to provide the Non-Foreign Affidavit, the Merger shall nonetheless close and Buyer shall withhold from the Merger Consideration and pay over to the appropriate taxing authorities the amount required to be withheld under section 1445 of the Code as determined by Buyer.
     9.14. No Third-Party Beneficiaries. Except as set forth in Article VIII, this Agreement is not intended to confer upon any Person other than the parties any legal or equitable rights or remedies; provided, however, that it is specifically agreed that, from and after the Effective Time, Member Agent may enforce this Agreement on behalf of the Members.
     9.15. Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void, or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
ARTICLE X — DEFINITIONS
     Capitalized terms used in this Agreement are used as defined in this Article X or elsewhere in this Agreement.
     10.1. Affiliate. The term “Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by, or under common control with such Person. The term “Control” as used in the preceding sentence means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether by ownership of voting securities, contract or otherwise; provided, however, for purposes of this Agreement, Avnet shall be considered an Affiliate of the Company.
     10.2. Aggregate Proceeds. The term “Aggregate Proceeds” shall mean the sum of (a) the Purchase Price (without regard to any adjustment under Sections 1.10 or 1.11) plus (b) $25,000,000, plus (c) the aggregate proceeds the Company would receive assuming exercise in full of all Options outstanding immediately prior to cancellation of such Options as contemplated by Section 1.8(c).
     10.3. Avnet. The term “Avnet” shall mean Avnet, Inc., a New York corporation.
     10.4. Base Net Working Capital. The term “Base Net Working Capital” shall mean $8,500,000.
     10.5. Basic Fractional Interest. The term “Basic Fractional Interest” shall mean the quotient of (i) one divided by (ii) the total number of issued and outstanding units in the Company immediately prior to the effectiveness of the Merger.
     10.6. Business Day. The term “Business Day” shall mean a day other than Saturday, Sunday or any day on which the principal commercial banks located in the state of Arizona are authorized or obligated to close under the laws of such state.
     10.7. Code. The term “Code” shall mean the Internal Revenue Code of 1986, as amended, and all rules and regulations promulgated thereunder.
     10.8. Collateral Agreements. The term “Collateral Agreements” shall mean any or all of the exhibits to this Agreement, any and all other agreements, instruments, or documents required or expressly provided under this Agreement or the Support Agreement to be executed and delivered in connection with the consummation of the Merger.
     10.9. Confidentiality Agreement. The term “Confidentiality Agreement” shall mean that certain Amended And Restated Mutual Nondisclosure Agreement, dated as of October 22, 2007, between the Company and Buyer.
     10.10. Contracts. The term “Contracts,” when described as being those of or applicable to any Person, shall mean any and all contracts, agreements, franchises, understandings, arrangements, leases, licenses, registrations, authorizations, easements, servitudes, rights of way, mortgages, bonds, notes, guaranties, liens, indebtedness, approvals, or other instruments or undertakings to which such Person is a party or to which or by which such Person or the property of such Person is subject or bound, excluding any Permits.
     10.11. Damages. The term “Damages” shall mean any and all damages, liabilities, obligations, penalties, fines, judgments, claims, deficiencies, losses, costs, expenses, and assessments (including without limitation income and other taxes, interest, penalties, and attorneys’ and accountants’ fees and disbursements); provided, however, that in no event shall Damages include punitive damages, consequential damages, or incidental damages.
     10.12. Environmental Laws. The term “Environmental Laws” shall mean all federal, state, local, and foreign laws, regulations, ordinances, requirements of governmental authorities, and common law relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, without limitation, laws and regulations relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Hazardous Materials, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials, (iii) recordkeeping, notification, disclosure, and reporting requirements regarding Hazardous Materials, and (iv) endangered or threatened species of fish, wildlife, and plant and the management or use of natural resources.
     10.13. E-Rate Business. The term “E-Rate Business” shall mean the Company’s and/or the Surviving Company’s sale and/or provision of goods and services eligible under the “internal connections” category and/or the “basic maintenance of internal connections” category of the E-Rate Program, provided that the sale/provision of such goods and services is funded, at least in part, directly or indirectly, through the E-Rate Program (by the Federal Communications Commission or the Universal Service Administrative Company, or any agent or successor thereof).
     10.14. E-Rate Gross Profit. The term “E-Rate Gross Profit” shall mean an amount equal to revenues less cost of revenues (as adjusted for manufacturer rebates and incentives associated with the E-Rate Business), as calculated in accordance with GAAP and Buyer’s revenue recognition policies as consistently applied, generated by and expended, respectively, in connection with the E-Rate Business throughout the United States; provided that there shall be deducted from E-Rate Gross Profit the amount of any revenues generated by and cost of revenues expended in connection with the E-Rate Business (x) in the state of California or (y) attributable to certain customers of Buyer identified on Schedule 10.14 attached hereto. For purposes of clarity, the expected revenue recognition policy with respect to fixed fee service engagements is based on a proportional performance model.
     10.15. E-Rate Program. The term “E-Rate Program” shall mean the Schools and Libraries Program of the Universal Service Fund, also known as the Schools and Libraries Universal Service Support Mechanism, which is administered by the Universal Service Administrative Company under the direction of the Federal Communications Commission, or any agent or successor thereof.
     10.16. ERISA. The term “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     10.17. Escrow Fund. The term “Escrow Fund” shall mean the escrow fund established pursuant to the Escrow Agreement.
     10.18. Fully Diluted Fractional Interest. The term “Fully Diluted Fractional Interest” shall mean the quotient of (i) one divided by (ii) the sum of (a) the total number of issued and outstanding membership interests in the Company immediately prior to the effectiveness of the Merger, plus (b) the number of membership interests in the Company issuable upon the exercise of Options outstanding immediately prior to the effectiveness of the Merger.
     10.19. GAAP. The term “GAAP” means U.S. generally accepted accounting principles.
     10.20. Governmental Authorities. The term “Governmental Authorities” shall mean any nation or country (including but not limited to the United States) and any commonwealth, territory, or possession thereof and any political subdivision of any of the foregoing, including but not limited to courts, departments, commissions, boards, bureaus, agencies, ministries, or other instrumentalities.
     10.21. Hazardous Material. The term “Hazardous Material” shall mean all or any of the following: (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” “pollutants,” “contaminants,” or any other formulation intended to define, list, regulate, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “EP toxicity”; (b) oil, petroleum, or petroleum-derived substances, natural gas, natural gas liquids or synthetic gas and drilling fluids, produced waters, and other wastes associated with the exploration, development or production of crude oil, natural gas, or geothermal resources; (c) any flammable substances or explosives or any radioactive materials; and (d) asbestos in any form or polychlorinated biphenyls.
     10.22. Indebtedness. The term “Indebtedness” means (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the Ordinary Course of Business and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture, or similar instrument, (iii) all obligations under capital leases, (iv) all obligations in respect of bankers’ acceptances issued or created, (v) all liabilities secured by any lien on any property that will become payable upon consummation of the Merger, and (vi) all guarantee obligations.
     10.23. Inventory. The term “Inventory” shall mean all goods, merchandise, and other personal property owned and held for sale, and all raw materials, works-in-process, materials, and supplies of every nature that contribute to the finished products of the Company in the Ordinary Course of Business.
     10.24. Knowledge. The term “Knowledge,” when used with respect to the Company, shall mean the actual knowledge, after reasonable inquiry, of Michael F. Fong, David A. Husband, Joseph J. Hamilton, Timothy Porthouse, and Robert M. Pinkham, Jr. with respect to the matter in question.
     10.25. Legal Requirements. The term “Legal Requirements” shall mean any and all federal, state, local, or foreign laws (statutory, judicial, or otherwise), ordinances, rules and regulations, and any judgments, orders, directives, injunctions, writs, decrees, or awards of any Governmental Authority.
     10.26. Liens. The term “Liens” shall mean any and all liens, encumbrances, mortgages, security interests, pledges, claims, equities, and other restrictions or charges of any kind or nature whatsoever.
     10.27. Material Adverse Effect. The term “Material Adverse Effect” shall mean any circumstance, change, or effect that, individually or in the aggregate, has a material adverse effect on (a) the business, operations, assets, condition (financial or other) or prospects of the Company, other than any adverse effect arising out of or resulting from (i) general economic or political conditions, (ii) any changes in any law or regulation, (iii) changes, events, or developments generally affecting the technology industry, (iv) any act or omission by the Company taken with the prior written consent of Buyer or at Buyer’s written request, or any act or omission by the Company taken as a result of Buyer’s failure to comply with its obligations under Section 4.3, or (v) the announcement of the execution of this Agreement or the consummation of the Merger, except, in the case of clauses (i), (ii) and (iii) to the extent that such changes have a disproportionately adverse effect on the Company as compared to other comparable businesses or (b) the Company’s ability to consummate the Merger.
     10.28. Member Agent. The term “Member Agent” shall mean Michael F. Fong.
     10.29. Members. The term “Members” shall mean the Persons that hold membership interests in the Company.
     10.30. Net Tax Benefit. The term “Net Tax Benefit” shall mean in the case of any particular Damage in respect of which any claim that may be sought hereunder, the excess of (i) a reduction in the Tax liability of any Indemnified Party actually realized by such party or reasonably anticipated to be realized by such party, in respect of such Damage, no later than during the taxable year immediately following the taxable year in which the Indemnifying Party makes a payment to the Indemnified Party in respect of such Damage over (ii) any increase in the Tax liability of an Indemnified Party arising from such Damage or the receipt of the indemnification payment made or to be made by the Indemnifying Party.
     10.31. Ordinary Course of Business. The term “Ordinary Course of Business” means the ordinary course of business consistent with the past custom and practice of the Company and applicable Legal Requirements.
     10.32. Permits. The term “Permits” shall mean any and all permits, rights, approvals, licenses, authorizations, legal status, orders, or Contracts under any Legal Requirement or otherwise granted by any Governmental Authority.
     10.33. Permitted Liens. The term “Permitted Liens” shall mean: (a) Liens for Taxes not yet due and payable or being diligently contested in good faith by appropriate proceedings, provided an appropriate reserve has been established thereto in accordance with GAAP; (b) easements, covenants, conditions, and restrictions of record that do not materially impair the value or continued use of the affected property; (c) any zoning or other governmentally established restrictions or encumbrances; (d) workers or unemployment compensation Liens arising in the Ordinary Course of Business; (e) mechanic’s, materialman’s, supplier’s, vendor’s, or similar Liens arising in the Ordinary Course of Business securing amounts that are not delinquent; and (f) other imperfections of title, easements, covenants, conditions, restrictions, or Liens that do not materially impair the value or continued use of the affected property.
     10.34. Person. The term “Person” shall mean any individual, partnership, joint venture, firm, corporation, association, limited liability company, trust or other enterprise or any governmental or political subdivision or any agency, department or instrumentality thereof.
     10.35. Pro Rata Portion. The term “Pro Rata Portion” shall mean, with respect to each Member, the Basic Fractional Interest multiplied by the number of units owned by such Member.
     10.36. Product. The term “Product” shall mean each product or service under development, developed, manufactured, licensed, distributed, sold, or used by the Company in connection with the Company’s business and any other products in which the Company has any proprietary rights or beneficial interest.
     10.37. Real Property. The term “Real Property” shall mean the real property Used by the Company in the conduct of its business as currently conducted.
     10.38. Special Indemnity Matter. The “Special Indemnity Matter” shall have the meaning given that term in Schedule 4(d) of the Support Agreement.
     10.39. Subsequent Tax Benefit. The term “Subsequent Tax Benefit” shall mean in the case of any particular Damage in respect of which any claim that may be sought hereunder, the excess of (i) a reduction in the Tax liability of any Indemnified Party actually realized by such party subsequent to the taxable year immediately following the taxable year in which the Indemnifying Party makes a payment to the Indemnified Party in respect of such Damage (and not previously taken into account for purposes of determining the Net Tax Benefit) over (ii) any increase in the Tax liability of an Indemnified Party arising from such Damage or the receipt of the indemnification payment made or to be made by the Indemnifying Party (and not previously taken into account for purposes of determining the Net Tax Benefit).
     10.40. Subsidiary. The term “Subsidiary” shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).
     10.41. Tax or Taxes. The terms “Tax” or “Taxes” shall mean all Federal, state, local, and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any Tax Authority.
     10.42. Tax Authority. The term “Tax Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection, or imposition of any Tax.
     10.43. Tax Return. The term “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     10.44. Transfer Tax Payor. The term “Transfer Tax Payor” shall mean the party that has primary legal responsibility for the payment of any particular Transfer Tax.
     10.45. Transfer Taxes. The term “Transfer Taxes” shall mean all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties, or similar Taxes and fees.
     10.46. Used. The term “Used” shall mean, with respect to the assets (including Technology and Intellectual Property Rights), Contracts, or Permits of the Company, those owned, leased, licensed, or otherwise held by the Company that were acquired for use or held for use by the Company in connection with its business.
     10.47. WARN Act. The term “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.
     10.48. Working Capital Assets. The term “Working Capital Assets” shall mean shall mean all current assets of the Company as of the Closing Date, determined in accordance with the methodology specified in Schedule 1.10(a) attached hereto and, to the extent not specified therein, in accordance with GAAP applied on a consistent basis.
     10.49. Working Capital Liabilities. The term “Working Capital Liabilities” shall mean all current liabilities of the Company as of the Closing Date, determined in accordance with the methodology specified in Schedule 1.10(a) attached hereto and, to the extent not specified therein, in accordance with GAAP applied on a consistent basis. There shall be added to Working Capital Liabilities the sum of, without duplication, (i) all expenses incurred by the Company in connection with this Agreement and the Collateral Agreements, and the Merger and the other transactions contemplated hereby and thereby, in each case that remain unpaid at Closing and (ii) any unpaid severance or similar benefits payable to Company employees arising out of or relating to this Agreement or the consummation of the Merger.

     10.50. Other Defined Terms. Other terms defined are in the other parts of this Agreement indicated below:

Term	Section
“2006 Financial Statements”	2.7	(a)
“AAA”	9.4
“Acquisition Sub”	Preamble
“Agreement”	Preamble
“Approval Notice”	1.11	(c)
“Basket”	8.2	(b)
“Buyer” Preamble
“Buyer Adjustment Schedule”	1.11	(a)
“Certificate”	1.9	(b)
“Certificate of Merger”	1.3
“Change of Control Payments”	1.12
“Claim Notice”	8.3	(a)
“Claw Back Amount”	1.12	(a)
“Closing”	1.2
“Closing Date”	1.2
“Closing Date Balance Sheet”	1.11	(a)
“Closing Date Capitalization Schedule”	5.3	(k)
“Company”	Preamble
“Company Business”	2.16	(a)
“Company Intellectual Property Rights”	2.16
“Company Operating Agreement” Recital
“Company Licensed Intellectual Property Rights”	2.16	(e)
“Company Registered Intellectual Property Rights”	2.16	(d)
“Confidential Information”	2.16	(a)
“Copyrights”	2.16	(a)
“CPR”	9.4
“Dispute Notice”	1.11	(c)
“Dispute Period”	1.11	(c)
“Domain Name Rights”	2.16	(a)
“Earn-Out Dispute Notice”	1.12	(d)
“Earn-Out Dispute Period”	1.12	(d)
“Earn-Out End Date”	1.12	(a)
“Earn-Out Overpayment Amount”	1.12	(a)
“Earn-Out Payments”	1.12	(a)
“Earn-Out Position Statement”	1.12	(g)
“Earn-Out Resolution Period”	1.12	(f)
“Earn-Out Termination Event”	1.12	(a)
“Earn-Out Termination Period”	1.12	(a)
“Effective Time”	1.3
“Environmental Claims”	2.18	(b)
“ERISA Affiliate”	2.6	(a)
“ERISA Plans”	2.6	(a)
“Estimated Adjustment Amount Due”	1.10	(b)
“Estimated Adjustment Schedule”	1.10	(b)
“Estimated Closing Date Working Capital Amount”	1.10	(b)
“Escrow Agent”	1.10	(c)

Term	Section
“Escrow Amount”	1.10	(c)
“FCC”	4.5	(c)
“Final Adjustment Amount Due”	1.11(h)	(i)
“Final Closing Date Working Capital Amount”	1.11(h)(ii)
“Gross Profit Statement”	1.12	(b)
“HSR Act”	4.5	(c)
“Indemnified Party”	8.3	(a)
“Indemnifying Party”	8.3	(a)
“Independent Accountants”	1.11	(f)
“Intellectual Property Rights”	2.16	(a)
“Inventions”	2.16	(a)
“IP Contracts”	2.16	(c)
“Leased Premises”	2.13	(b)
“Leases”	2.13	(b)
“LLC Law”	1.1
“Material Contracts”	2.14	(a)
“Member Cash Payment”	1.10	(c)
“Merger”	Recital
“Merger Consideration”	1.8	(b)
“Most Recent Balance Sheet”	2.7	(a)
“Non-Foreign Affidavit”	9.13
“Notice”	9.2
“NYPSC”	5.3	(m)
“Options”	1.8	(c)
“Option Cash Payment”	1.8	(c)
“Option Holder”	1.8	(c)
“Option Schedule”	4.10	(b)
“Patent Rights”	2.16	(a)
“Paying Agent”	1.9	(a)
“Plans”	2.6	(a)
“Position Statement”	1.11	(f)
“Proposed Closing Date Working Capital Amount”	1.11	(a)
“Proposed Earn-Out Payment”	1.12	(b)
“Proposed Final Adjustment Amount Due”	1.11	(a)
“Proceeding”	8.3	(a)
“Purchase Price”	1.10	(a)
“Registered Intellectual Property Rights”	2.16	(a)
“Remaining Disputes”	1.11	(f)
“Remaining Earn-Out Disputes”	1.12	(g)
“Resolution Period”	1.11	(e)
“Restraints”	5.1	(c)
“Rules”	9.4
“Support Agreement”	5.3	(k)
“Surviving Company”	1.1
“Tangible Assets”	2.17
“Tax Proceeding”	6.1	(c)
“Technology”	2.16	(a)
“Termination Date”	7.1(b)(ii)
“Trademark Rights”	2.16	(a)

Term	Section
“Trademarks”	2.16	(a)
“Trade Secret Rights”	2.16	(a)
“Works of Authorship”	2.16	(a)
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, Buyer, Acquisition Sub, and the Company have caused this Agreement and Plan of Merger to be executed as of the date first written above.
BUYER:
Insight Enterprises, Inc.,
a Delaware corporation
By: /s/ Richard A. Fennessy
Name: Richard A. Fennessy
Its: Chief Executive Officer
ACQUISITION SUB:
Insight Networking Services, LLC,
a Delaware limited liability company
By: /s/ Richard A. Fennessy
Name: Richard A. Fennessy
Its: Chief Executive Officer
COMPANY:
Calence, LLC,
a Delaware limited liability company
By: /s/ Michael Fong
Name: Michael Fong
Its: Chief Executive Officer
Signature Page to Agreement and Plan of Merger